Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

among

THE KEYW HOLDING CORPORATION

JACOBS ENGINEERING GROUP INC.

and

ATOM ACQUISITION SUB, INC.

Dated as of April 21, 2019

i

3.18	Properties	32
3.19	Government Contracts	32
3.20	Schedule 14D-9	35
3.21	Brokers and Finders	35
3.22	Related Party Transactions	35
3.23	Customers and Suppliers	35
3.24	Opinions of Financial Advisors	36
3.25	No Other Representations and Warranties	36

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB	36

4.1	Organization, Good Standing and Qualification	36
4.2	Corporate Authority and Approval	37
4.3	No Conflicts; Consents	37
4.4	Litigation and Liabilities	38
4.5	Parent Ownership of Company Securities	38
4.6	Offer Documents	38
4.7	Brokers and Finders	39
4.8	Sufficiency of Funds	39
4.9	Ownership and Operations of Merger Sub	39
4.10	No Other Representations and Warranties	39

ARTICLE V	COVENANTS	39

5.1	Conduct of Business by the Company	39
5.2	Company Acquisition Proposal	43
5.3	Filings; Other Actions; Notification	48
5.4	Access; Consultation	52
5.5	Stock Exchange De-listing and De-registration	52
5.6	Publicity	52
5.7	Employee Benefits	53
5.8	Expenses	55
5.9	Indemnification; Directors’ and Officers’ Insurance	55
5.10	Takeover Statute	57
5.11	Control of the Company’s Operations	57
5.12	Section 16(b)	57
5.13	Merger Sub Actions	57
5.14	Stockholder Litigation	58
5.15	Rule 14d-10(d) Matters	58
5.16	Warrants	58
5.17	Payoff Documentation	58

ARTICLE VI	CONDITIONS	59

6.1	Conditions to Each Party’s Obligation to Effect the Merger	59

ARTICLE VII	TERMINATION	59

7.1	Termination by Mutual Consent	59
7.2	Termination by Either Parent or the Company	59
7.3	Termination by the Company	60
7.4	Termination by Parent	60
7.5	Termination Fee	61
7.6	Effect of Termination and Abandonment	61

ARTICLE VIII	MISCELLANEOUS AND GENERAL	62

8.1	Survival	62
8.2	Modification or Amendment	62
8.3	Waiver	62
8.4	Counterparts; Effectiveness	63
8.5	Governing Law and Venue; Waiver of Jury Trial	63
8.6	Notices	64
8.7	Entire Agreement	65
8.8	No Third Party Beneficiaries	65
8.9	Obligations of Parent and of the Company	65
8.10	Severability	65
8.11	Interpretation	65
8.12	Certain Definitions: For the purposes of this Agreement:	66
8.13	Transfer Taxes	72
8.14	Assignment	72
8.15	Specific Performance	73

INDEX OF DEFINED TERMS

Defined Term	Section

2019 Annual Bonus	5.7(c)
Acceptance Time	1.1(b)
Affiliate	8.12(a)
Agreement	Preamble
Antitrust Laws	8.12(b)
Anti-Corruption Laws	3.12(b)
Applicable Antitrust Laws	8.12(c)
Articles of Incorporation	1.6
Articles of Merger	1.5
Bankruptcy and Equity Exception	3.4(a)
Book-Entry Shares	2.1(b)
Business Day	8.12(d)
Bylaws	1.7
Certificates	2.1(b)
Chancery Court	8.5(a)
Chosen Courts	8.5(a)
Closing	1.4
Closing Date	1.4
Code	8.12(e)
Common Stock	Recitals
Company	Preamble
Company Acquisition Proposal	5.2(d)
Company Alternative Acquisition Agreement	5.2(e)
Company Balance Sheet	3.6(c)
Company Board	Recitals
Company Bylaws	3.1
Company Capital Stock	3.3(a)
Company Change in Recommendation	5.2(e)
Company Charter	3.1
Company Disclosure Letter	Article III
Company Financial Advisor	3.21
Company Indenture	8.12(f)
Company Intellectual Property	3.16(a)
Company Intervening Event	5.2(d)
Company Leases	3.18(b)
Company Long-Term Incentive Shares	8.12(g)
Company Material Adverse Effect	8.12(h)
Company Material Contract	3.13(b)
Company Notes	8.12(i)
Company Option	8.12(j)
Company Permits	3.1
Company Plan	3.10(a)
Company Preferred Stock	3.3(a)

Defined Term	Section

Company Property	8.12(k)
Company PSU	8.12(l)
Company Recommendation	3.4(b)
Company Restricted Stock Award	8.12(m)
Company RSU	8.12(n)
Company SEC Documents	3.6(a)
Company Severance	5.7(b)
Company Stock Plans	8.12(o)
Company Subsidiaries	3.1
Company Top Customers	3.23(a)
Company Top Suppliers	3.23(b)
Company Superior Proposal	5.2(d)
Company Voting Debt	3.3(c)
Computer Software	8.12(p)
Confidentiality Agreement	8.12(q)
Consent	8.12(r)
Continuation Period	5.7(a)
Continuing Employee	5.7(a)
Contract	8.12(s)
Current Government Contracts	3.19(a)
Current Purchase Period	5.7(f)
Department	1.5
D&O Insurance	5.9(b)
Effect	8.12(h)
Effective Time	1.5
Environmental Claim	8.12(t)
Environmental Laws	8.12(u)
ERISA	3.10(a)
ESPP	3.3(a)
Exchange Act	Recitals
Exchange Fund	2.2(a)
Expiration Date	1.1(d)
Export Control Laws	3.12(b)
FAR	3.19(d)
Filed Company Contract	3.13(a)
Filed Company SEC Documents	Article III
GAAP	8.12(v)
Government Bid	8.12(w)
Government Contract	8.12(x)
Government Task Order	8.12(y)
Governmental Entity	8.12(z)
Hazardous Materials	8.12(bb)
HSR Act	8.12(aa)
Indebtedness	8.12(bb)
Indemnified Parties	5.9

v

Defined Term	Section

Initial Expiration Date	1.1(d)
Insurance Policies	3.17
Intellectual Property Rights	8.12(dd)
Involuntarily Terminated Employees	5.7(a)
IRS	3.10(b)
Judgment	8.12(ee)
Knowledge	8.12(ff)
Law	8.12(gg)
Liens	8.12(hh)
Maryland Short Form Notice Requirement	1.1(g)(ii)
Material Trade Secrets	8.12(ii)
Merger	Recitals
Merger Consideration	2.1(b)
Merger Sub	Preamble
MGCL	Recitals
Minimum Condition	1.1(a)
NASDAQ	8.12(jj)
NISPOM	3.19(f)
OCI	3.19(f)
Offer	Recitals
Offer Closing	1.10
Offer Conditions	1.1(a)
Offer Documents	1.1(h)
Offer Price	Recitals
Offer to Purchase	1.1(c)
Outside Date	1.1(e)
Parent	Preamble
Parent Bylaws	4.1
Parent Charter	4.1
Parent Disclosure Letter	Article IV
Parent Financial Advisor	4.7
Parent Material Adverse Effect	8.12(kk)
Parent Permits	4.1
Parent Severance	5.7(a)
Party	Preamble
Parties	Preamble
Paying Agent	2.2(a)
Payment	7.6(b)
Permits	8.12(ll)
Permitted Liens	8.12(mm)
Person	8.12(nn)
Proceeding	3.9
Proprietary Software	8.12(oo)
Regulatory Actions	5.3(d)
Release	8.12(pp)

Defined Term	Section

Representatives	5.2(a)
Schedule TO	1.1(g)
Schedule 14D-9	1.2(a)
SEC	8.12(qq)
Second Request	5.3(b)
Securities Act	8.12(rr)
Shares	Recitals
SOX	8.12(ss)
Statutory Plan	3.10(a)
Subsidiary	8.12(tt)
Surviving Company	1.3
Tax Return	8.12(uu)
Taxes	8.12(vv)
Terminated Employee	5.7(c)
Termination Condition	1.1(a)
Termination Fee	7.5(a)
Treasury Regulations	8.12(vv)
Warrant Agreement	8.12(xx)
Warrants	8.12(yy)
Willful Breach	7.6(a)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (as amended, restated or modified from time to time, hereinafter referred to as this “Agreement”), dated as of April 21, 2019, among The KeyW Holding Corporation, a Maryland corporation (the “Company”), Jacobs Engineering Group Inc., a Delaware corporation (“Parent”), and Atom Acquisition Sub, Inc., a Maryland corporation and a wholly owned direct or indirect Subsidiary of Parent (“Merger Sub”). Parent, Merger Sub and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, the respective boards of directors of Parent and Merger Sub have approved and declared advisable this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement;

WHEREAS, pursuant to this Agreement, Parent has agreed to cause Merger Sub to commence a cash tender offer (as it may be amended from time to time as permitted by this Agreement, the “Offer”) to purchase any (subject to the Minimum Condition) and all of the outstanding shares of common stock (other than Shares canceled or converted pursuant to Section 2.1(a)), par value $0.001 per share of the Company (the “Common Stock” or the “Shares”), at a price per share of Common Stock of $11.25 (such amount or any higher amount per share of Common Stock that may be paid pursuant to an amended Offer, the “Offer Price”), payable net to the seller in cash, without interest, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, as of the date hereof, the Common Stock is registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

WHEREAS, as soon as practicable following acceptance for payment of the shares of Common Stock pursuant to the Offer, which shall be sufficient to satisfy the Minimum Condition (as defined herein), on the terms and subject to the conditions set forth in this Agreement, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned direct or indirect subsidiary of Parent in accordance with Section 3-106.1 of the Maryland General Corporation Law (the “MGCL”) and each Share that is not tendered and accepted pursuant to the Offer (other than shares canceled pursuant to Section 2.1(a) hereof) will thereupon be canceled and converted into the right to receive cash in an amount equal to the Offer Price, without interest, in each case, on the terms and conditions set forth herein;

WHEREAS, the Merger shall be governed by and effected pursuant to Section 3-106.1 of the MGCL;

WHEREAS, the board of directors of the Company (the “Company Board”), at a meeting thereof duly called and held, has adopted resolutions unanimously among those voting  (a) approving and declaring advisable this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement, (b) determining that it is in the best interests of the Company and the stockholders of the Company that the Company enter into this Agreement and consummate the transactions contemplated hereby on the terms and subject to the conditions set forth in this Agreement, (c) resolving that the Merger shall be effected under Section 3-106.1 of the MGCL and that the Merger shall be consummated as promptly as practicable following the Acceptance Time (as defined herein), and (d) resolving to recommend to the stockholders of the Company that they accept the Offer and tender their shares of Common Stock pursuant to the Offer; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the Parties hereby agree as follows:

ARTICLE I

THE OFFER; THE MERGER; CLOSING; SURVIVING COMPANY

1.1                               The Offer.

(a)                                 Provided that this Agreement shall not have been terminated in accordance with Article VII, as promptly as practicable after the date hereof (and in any event within fifteen (15) Business Days of the date hereof), Merger Sub shall (and Parent shall cause Merger Sub to) commence, within the meaning of Rule 14d-2 under the Exchange Act, the Offer to purchase (subject to the Offer Conditions, including the Minimum Condition) all the outstanding Common Stock (other than the Shares cancelled or converted pursuant to Section 2.1(a)) at a price per share equal to the Offer Price.  The consummation of the Offer, and the obligation of Merger Sub to accept for payment, purchase and pay for any shares of Common Stock validly tendered (and not withdrawn) pursuant to the Offer, shall be subject only to: (i) there being validly tendered in the Offer and not properly withdrawn prior to the Expiration Date that number of shares of Common Stock (excluding shares of Common Stock tendered pursuant to guaranteed delivery procedures but not yet delivered) which, together with the number of shares of Common Stock (if any) then owned by Parent or its Subsidiaries, represents at least a majority of the shares of Common Stock then outstanding (collectively, the “Minimum Condition”); (ii) this Agreement not having been terminated in accordance with its terms (the “Termination Condition”); and (iii) the satisfaction, or waiver by Parent or Merger Sub, of the other conditions and requirements set forth in Annex I (together with the Minimum Condition and the Termination Condition, the “Offer Conditions”).

(b)                                 Subject to the satisfaction of the Minimum Condition and the Termination Condition and the satisfaction, or waiver by Parent or Merger Sub, of the other Offer Conditions, Merger Sub shall (and Parent shall cause Merger Sub to) (i) promptly (and in any event no later than one (1) Business Day) after the Expiration Date accept for payment and purchase all shares of Common Stock validly tendered (and not properly withdrawn) pursuant to the Offer (the time of such acceptance, the “Acceptance Time”) and (ii) promptly (and in any event no later than one (1) Business Day) after the applicable Expiration Date cause the Paying Agent to pay for such shares of Common Stock. Subject to Section 2.9, the Offer Price payable in respect of each share of Common Stock validly tendered (and not properly withdrawn) pursuant to the Offer shall be paid net to the seller in cash, without interest.

(c)                                  The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that describes the terms and conditions of the Offer in accordance with this Agreement, including the Offer Conditions.  Unless previously approved by the Company in writing, Parent and Merger Sub shall not: (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) change the number of shares of Common Stock to be purchased in the Offer, (iv) amend or waive the Minimum Condition, the Termination Condition or the conditions set forth in clauses (b) or (c)(i) of Annex I, (v) add any condition to the Offer or any term that is adverse to the holders of Common Stock, (vi) extend the expiration of the Offer except as required or permitted by this Section 1.1, (vii) provide for a “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 under the Exchange Act or (viii) modify, supplement or amend any other term or condition of the Offer in a manner adverse to the holders of Common Stock. Parent and Merger Sub expressly reserve the right (but shall not be obligated) at any time and from time to time, in their sole discretion, to (A) increase the Offer Price, and (B) waive (to the extent permitted by applicable Law) any Offer Condition and make any other changes in the terms and conditions of the Offer, in each case, that are not inconsistent with the terms of this Agreement (including the limitations set forth in the preceding sentence).

(d)                                 Unless extended or terminated in accordance with the terms of this Agreement, the Offer shall expire at one minute after 11:59 p.m. (New York City time) on the date that is twenty (20) Business Days following the commencement of the Offer, as calculated in accordance with Rule 14d-1(g)(3) of the Exchange Act (such time and date, the “Initial Expiration Date”) or if the Initial Expiration Date has been extended in accordance with this Agreement, on the date to which the Offer has been so extended (the Initial Expiration Date, or such later time and date to which the Initial Expiration Date has been extended in accordance with this Agreement, the “Expiration Date”).

(e)                                  If as of any then scheduled Expiration Date, any Offer Condition has not been satisfied or, to the extent waivable by Parent or Merger Sub pursuant to this Agreement, waived by Parent or Merger Sub, Merger Sub shall (and Parent shall cause Merger Sub to) extend the Offer for successive periods of up to five (5) Business Days each (or such longer period of up to twenty (20) Business Days if Parent so desires and the Company consents in writing prior to such extension)  in order to permit the satisfaction of the Offer Conditions; provided, however, that Merger Sub shall not be required to extend the Offer beyond August 31, 2019 (such date, the “Outside Date”), and shall not extend the Offer beyond the Outside Date without the Company’s consent.  Notwithstanding the foregoing, Merger Sub shall extend the Offer for any period or periods required by applicable Law or applicable rules, regulations, interpretations or positions of the SEC or its staff or NASDAQ; provided, however, that Merger Sub shall not be required to extend the Offer beyond the Outside Date, and shall not extend the Offer beyond the Outside Date without the Company’s consent.

(f)                                   Merger Sub shall not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of the Company, except if this Agreement is terminated pursuant to Article VII.  If this Agreement is terminated pursuant to Article VII, Merger Sub shall (and Parent shall cause Merger Sub to) promptly terminate the Offer and shall not acquire the shares of Common Stock pursuant thereto.  If the Offer is terminated by Merger Sub, or this Agreement is terminated prior to the Acceptance Time, Merger Sub shall promptly return, and shall cause any depositary acting on behalf of Merger Sub to promptly return, in accordance with applicable Law, all tendered shares of Common Stock to the registered holders thereof.

(g)                                  As promptly as practicable on the date of the commencement, within the meaning of Rule 14d-2 under the Exchange Act, of the Offer, Parent and Merger Sub shall:

(i)                                     file with the SEC, in accordance with Rule 14d-3 under the Exchange Act, a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule TO”);

(ii)                                  cause a notice that satisfies the requirements of Section 3-106.1(e)(1) of the MGCL (the “Maryland Short Form Notice”) to be given to all holders of shares of Common Stock with the Offer Documents, unless, prior to the date the Offer is first commenced, the Maryland Short Form Notice has been given to all holders of shares of Common Stock who, except for the application of Section 3-106.1 of the MGCL, would be entitled to vote on the Merger on the date such notice is given;

(iii)                               deliver a copy of the Schedule TO, including all exhibits thereto, to the Company at its principal executive offices in accordance with Rule 14d-3(a) promulgated under the Exchange Act;

(iv)                              give telephonic notice of the information required by Rule 14d-3 promulgated under the Exchange Act, and, unless waived by NASDAQ or the NASDAQ Listing Rules, mail by means of first class mail a copy of the Schedule TO, to NASDAQ in accordance with Rule 14d-3(a) promulgated under the Exchange Act; and

(v)                                 cause the Offer Documents to be disseminated to all holders of shares of Common Stock as and to the extent required by all applicable Laws, including the Exchange Act.

(h)                                 The Schedule TO shall include as exhibits, the Offer to Purchase, a form of letter of transmittal, a form of summary advertisement, and a form of notice of guaranteed delivery (the Schedule TO and the documents included therein pursuant to which the Offer shall be made, together with any amendments and supplements thereto, being referred to herein as the “Offer Documents”). The Offer Documents shall include the Maryland Short Form Notice (whether as an exhibit or otherwise) as provided in clause (g)(ii) above and may include a description of the determinations, approvals and recommendations of the Company Board and the Company described in this Agreement (and a change to such determinations, approvals and recommendations to the extent applicable at the relevant time). Subject to the provisions of Section 5.2, the Company consents to the inclusion of a description of the Company Recommendation in the Schedule TO and the Offer Documents.  Parent and Merger Sub, on the one hand, and the Company, on the other hand, agree to use reasonable best efforts to (i) respond promptly to any comments of the SEC or its staff with respect to the Offer Documents and (ii) cause the Offer Documents when filed to comply with applicable Law and promptly correct any information provided by it for use in the Offer Documents, if and to the extent that any of them become aware that such information shall have become false or misleading in any material respect or as otherwise required by applicable Law, and Parent and Merger Sub agree to cause the Offer Documents, as so corrected, to be filed with the SEC and disseminated to holders of shares of Common Stock, in each case as and to the extent required by all applicable Laws, including the Exchange Act.  The Company shall promptly furnish to Parent all information concerning the Company, its stockholders and the Company Subsidiaries that may be reasonably requested in connection with this Section 1.1(h).  The Company and its counsel shall be given a reasonable opportunity to review and comment on the Schedule TO and the Offer Documents before they are filed with the SEC, and Parent and Merger Sub shall give reasonable consideration to any such comments made by the Company and its counsel.  In addition, Parent and Merger Sub shall provide the Company and its counsel promptly with copies of any written comments, and shall inform them of any oral comments, that Parent, Merger Sub or their counsel may receive from time to time from the SEC or its staff with respect to the Schedule TO or the Offer Documents promptly after receipt of such comments, and any written or oral responses thereto.  The Company and its counsel shall be given a reasonable opportunity to review and comment on any proposed written or oral responses to the SEC or its staff in respect of the Schedule TO and Offer Documents and Parent and Merger Sub shall give reasonable consideration to any such comments made by the Company and its counsel and shall give the Company and its counsel a reasonable opportunity to participate in any substantive telephonic communications with the staff of the SEC related thereto, to the extent such participation is not prohibited by the SEC or applicable Law.

1.2                               Company Actions.

(a)                                 Schedule 14D-9.  On the day that the Schedule TO is initially filed with the SEC by Merger Sub, the Company shall file with the SEC, in a manner that complies with Rule 14d-9 under the Exchange Act, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule 14D-9”) that shall contain, subject to the provisions of Section 5.2, the Company Recommendation and the full text of the opinion of the Company Financial Advisor referred to in Section 3.24; provided that, the Company shall not be deemed to be in violation of its obligations set forth in this sentence if it has used reasonable efforts to prepare the Schedule 14D-9 on an expeditious basis following the date of this Agreement and is prepared to file with the SEC the Schedule 14D-9 no later than fifteen (15) Business Days after the date of this Agreement.  The Company agrees to cause the Schedule 14D-9 to be disseminated to holders of shares of Common Stock, as and to the extent required by all applicable Laws, including the Exchange Act. The Company, on the one hand, and Parent and Merger Sub, on the other hand, agree to use reasonable best efforts to (i) respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9 and (ii) cause the Schedule 14D-9 when filed to comply with applicable Law and promptly correct any information provided by it for use in the Schedule 14D-9, if and to the extent that any of them become aware that such information shall have become false or misleading in any material respect or as otherwise required by applicable Law, and the Company agrees to cause the Schedule 14D-9, as so corrected, to be filed with the SEC and disseminated to holders of shares of Common Stock, in each case as and to the extent required by all applicable Laws, including the Exchange Act.  Parent, Merger Sub and their counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 before it is filed with the SEC, and the Company shall give reasonable consideration to any such comments made by Parent, Merger Sub and their counsel.  In addition, the Company shall provide Parent, Merger Sub and their counsel promptly with copies of any written comments, and shall inform them of any oral comments, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments, and any written or oral responses thereto.  Parent, Merger Sub and their counsel shall be given a reasonable opportunity to review and comment on any proposed written or oral responses to the SEC or its staff in respect of the Schedule 14D-9 and the Company shall give reasonable consideration to any such comments made by Parent, Merger Sub and their counsel, and shall give Parent, Merger Sub and their counsel a reasonable opportunity to participate in any substantive telephonic communications with the staff of the SEC related thereto, to the extent such participation is not prohibited by the SEC or applicable Law.  Notwithstanding the foregoing, the obligations of the Company in this Section 1.2 shall not apply from and after the time the Company Board effects a Company Change in Recommendation in accordance with Section 5.2.

(b)                                 Company Information.  From time to time as requested by Merger Sub or its agents, the Company shall promptly furnish or cause to be furnished to Merger Sub mailing labels, security position listings, non-objecting beneficial owner lists and any other listings or computer files available to it containing the names and addresses of the record or beneficial owners of the shares of Common Stock, in each case, accurate and complete as of the most recent practicable date, and shall promptly furnish Merger Sub with such information (including, but not limited to, updated lists of holders of the shares of Common Stock and their addresses, mailing labels, security position listings and non-objecting beneficial owner lists) and such other assistance as Merger Sub or its agents may reasonably request in communicating with the record and beneficial holders of shares of Common Stock, in connection with the preparation and dissemination of the Schedule TO and the Offer Documents and the solicitation of tenders of shares of Common Stock in the Offer.  Except as required by applicable Law or any Governmental Entity, Parent and Merger Sub and their agents shall hold in confidence the information contained in any such labels, listings and files, will use such information only in connection with such transactions and, if this Agreement shall be terminated, will, upon request, deliver, and will cause their agents to deliver, to the Company (or destroy, and confirm such destruction to the Company) all copies of such information then in their possession or control.

(c)                                  Acceptance Time.  The Company shall cause the transfer of shares of Common Stock accepted for payment to be registered by its transfer agent effective immediately after the time at which Merger Sub accepts for payment and purchases shares of Common Stock validly tendered and not properly withdrawn pursuant to the Offer; provided, that Merger Sub causes the Paying Agent to pay for such shares of Common Stock at or immediately after such acceptance.

1.3                               The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease.  The Company shall be the surviving company in the Merger (hereinafter referred to as the “Surviving Company”), and the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The Merger shall have the effects specified in the MGCL.

1.4                               Closing.  The closing of the Merger (the “Closing”) shall take place (a) at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153, as soon as reasonably practicable following the Acceptance Time, and in no event later than two (2) Business Days, following the day on which the last to be satisfied or waived of each of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall have been satisfied or waived in accordance with this Agreement or (b) at such other place and time and/or on such other date as the Company and Parent may otherwise agree in writing; provided, that, for the avoidance of doubt, the Closing shall in any event not occur earlier than thirty (30) days following the date of dissemination of the Maryland Short Form Notice as provided in this Agreement (the date on which the Closing occurs, the “Closing Date”).

1.5                               Effective Time.  Contemporaneously with the Closing, the Company and Parent will cause articles of merger with respect to the Merger (the “Articles of Merger”) to be executed, acknowledged and filed with the State Department of Assessments and Taxation of Maryland (the “Department”) as provided in the MGCL.  The Merger shall become effective at the time when the Articles of Merger have been accepted for record by the Department, or at such later time as may be agreed upon by the Parties in writing and set forth in the Articles of Merger in accordance with the MGCL (the “Effective Time”).

1.6                               The Articles of Incorporation.  At the Effective Time, by virtue of the Merger, the Company Charter shall be amended and restated to read in the same manner as the articles of incorporation of Merger Sub (the “Articles of Incorporation”), until thereafter amended as provided therein or by applicable Law, except that references to the name of Merger Sub shall be replaced by the name of the Company and references to the incorporator shall be removed.

1.7                               The Bylaws.  At the Effective Time, by virtue of the Merger, the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Company (the “Bylaws”), until thereafter amended as provided therein or by applicable Law, except that references to the name of Merger Sub shall be replaced by the name of the Company.

1.8                               Directors of the Surviving Company.  The Parties shall take all actions necessary so that the directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Company until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Articles of Incorporation and the Bylaws.

1.9                               Officers of the Surviving Company.  The Parties shall take all actions necessary so that the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Company until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Articles of Incorporation and the Bylaws.

1.10                        Effecting the Merger.  Promptly following the consummation of the Offer (the “Offer Closing”), the Parties shall take all necessary and appropriate actions to cause the Merger to become effective promptly following the Offer Closing, without a meeting of the stockholders of the Company, in accordance with Section 3-106.1 of the MGCL.  Without limiting the foregoing, the Merger shall be governed by Section 3-106.1 of the MGCL and the Merger shall be effected at the Closing.

ARTICLE II

EFFECT OF THE MERGER ON SECURITIES; EXCHANGE

2.1                               Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or the holders of any securities of the Company, Parent or Merger Sub:

(a)                                 Cancellation of Company Securities; Subsidiary-Owned Securities.

(i)                                     Each share of Common Stock held by the Company as treasury stock or held by Parent or Merger Sub immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof.

(ii)                                  Each share of Common Stock that is owned by any direct or indirect wholly owned Subsidiary of Parent or of Merger Sub shall automatically be canceled and retired and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof.

(b)                                 Conversion of Company Securities.  Except as otherwise provided in this Agreement, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares canceled or converted pursuant to Section 2.1(a) hereof) shall automatically be converted into the right to receive the Offer Price, without interest (the “Merger Consideration”).  The holders of certificates or book-entry shares which immediately prior to the Effective Time represented such Common Stock (respectively, the “Certificates” and “Book-Entry Shares”) shall cease to have any rights with respect to such Common Stock other than the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 2.2 of this Agreement (and such other documents as may be required pursuant to the letter of transmittal), the Merger Consideration.

(c)                                  Conversion of Merger Sub Capital Stock.  Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, $0.001 par value per share, of the Surviving Company, and such converted shares shall constitute the only outstanding shares of capital stock of the Surviving Company.

2.2                               Exchange of Certificates.

(a)                                 Designation of Paying Agent; Deposit of Exchange Fund.  Prior to the Acceptance Time, Parent shall designate a paying agent (the “Paying Agent”), the identity and the terms of appointment of which shall be reasonably acceptable to the Company, for the payment of (i) the Offer Price as provided in Section 1.1(b) and (ii) the applicable Merger Consideration as provided in Section 2.1(b).  Prior to the Acceptance Time, Parent shall deposit, or cause to be deposited with the Paying Agent, cash constituting an amount sufficient to make payment of (x) the aggregate Offer Price payable pursuant to Section 1.1(b) and (y) the aggregate Merger Consideration payable pursuant to Section 2.1(b) (all cash deposited with the Paying Agent, the “Exchange Fund”).  At or immediately after the Effective Time, Parent shall pay or cause to be paid to the Surviving Company (taking into account the available cash of the Surviving Company and its Subsidiaries), and the Surviving Company shall disburse in cash, the amounts payable at Closing in respect of the Company RSUs pursuant to Section 2.4(a), the Company Restricted Stock Awards pursuant to Section 2.4(b), the Company PSUs pursuant to Section 2.4(c), the Company Long-Term Incentive Shares pursuant to Section 2.4(d) and the Company Options pursuant to Section 2.4(e). In the event the Exchange Fund shall be insufficient to make the payments contemplated by Section 1.1(b) and Section 2.1(b), Parent shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount which is equal to the deficiency in the amount required to make such payments.  The Paying Agent shall cause the Exchange Fund to be (i) held for the benefit of the holders of Common Stock and (ii) applied promptly to making the payments pursuant to Section 1.1(b) and Section 2.1(b) hereof.  The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 1.1(b) and Section 2.1(b).

(b)                                 As promptly as practicable following the Effective Time and in any event not later than three (3) Business Days thereafter, the Surviving Company shall cause the Paying Agent to mail to each holder of record of a Certificate that immediately prior to the Effective Time represented outstanding shares of Common Stock (x) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) to the Paying Agent and which shall be in the form and have such other provisions as Parent and the Company may reasonably specify and (y) instructions for use in effecting the surrender of the Certificates (or affidavit of loss in lieu thereof) in exchange for the Merger Consideration into which the number of shares of Common Stock previously represented by such Certificate shall have been converted pursuant to this Agreement.

(c)                                  Upon surrender of a Certificate (or affidavit of loss in lieu thereof) for cancellation to the Paying Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each share of Common Stock formerly represented by such Certificate, promptly following the later to occur of (i) the Effective Time or (ii) the Paying Agent’s receipt and acceptance of such Certificate (or affidavit of loss in lieu thereof), and the Certificate (or affidavit of loss in lieu thereof) so surrendered shall be forthwith canceled.  The Paying Agent shall accept such Certificates (or affidavits of loss in lieu thereof) upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices.  No interest shall be paid or accrued for the benefit of holders of the Certificates (or affidavits of loss in lieu thereof) on the Merger Consideration payable upon the surrender of the Certificates (or affidavits of loss in lieu thereof). If payment of the Merger Consideration is to be made to a Person other than the Person in whose name any surrendered Certificate is registered, it will be a condition precedent of payment that the Certificate so surrendered will be properly endorsed or will be otherwise in proper form for transfer, and the Person requesting such payment will have paid any transfer or similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate so surrendered or will have established to the satisfaction of the Paying Agent that such Taxes either have been paid or are not payable.

(d)                                 Promptly after the Effective Time and in any event not later than two (2) Business Days following the Effective Time, the Paying Agent shall issue and deliver to each record holder, as of the Effective Time, of Book-Entry Shares, which have converted into the right to receive the Merger Consideration with respect thereto pursuant to Section 2.1(b), an amount in cash, equal to the product of (A) the Offer Price and (B) the number of such Book-Entry Shares held by such record holder, without such holder of Book-Entry Shares being required to deliver a Certificate or executed letter of transmittal. No interest shall be paid or accrued for the benefit of holders of the Book-Entry Shares on the Merger Consideration payable to such holder.

(e)                                  Termination of Exchange Fund.  Any portion of the Exchange Fund (including any interest accrued with respect thereto) which remains undistributed for twelve (12) months after the Effective Time shall be delivered to the Surviving Company, upon demand, and any holders of Shares as of the Effective Time who have not theretofore complied with this Article II shall thereafter look only to the Surviving Company as general creditor thereof for payment of their claims for cash, without interest, to which such holders may be entitled upon compliance with this Article II.

(f)                                   No Liability.  Notwithstanding the foregoing, none of the Surviving Company, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.  To the fullest extent permitted by Law, immediately prior to the date any Merger Consideration would otherwise escheat to or become the property of any Governmental Entity, such Merger Consideration shall become the property of the Surviving Company, free and clear of all claims or interest of any Person previously entitled thereto.

(g)                                  Investment of Exchange Fund.  The Paying Agent shall invest any cash included in the Exchange Fund as directed by Parent or, after the Effective Time, the Surviving Company; provided, that (i) no such investment shall relieve Parent or the Paying Agent from making the payments required by this Article II, (ii) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement, and (iii) such investments shall be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-l or P-l or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation,

respectively.  Any interest or income produced by such investments will become a part of the Exchange Fund.

2.3                               Adjustments to Prevent Dilution.  Without limiting the other provisions of this Agreement and other than as contemplated by this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding shares of Common Stock shall occur as a result of a reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Offer Price and Merger Consideration shall be equitably adjusted to reflect such change.

2.4                               Treatment of Equity Awards.

(a)                                 Treatment of Restricted Stock Units.  At the Effective Time, each outstanding and unvested Company RSU shall terminate and be cancelled as of immediately prior to the Effective Time, without any action on the part of any holder thereof in exchange for the right to receive a lump sum cash payment equal to (i) the number of Shares subject to such Company RSU, multiplied by (ii) the Merger Consideration.  Following the Effective Time, no such Company RSU that was outstanding immediately prior to the Effective Time shall remain outstanding and each former holder of any such Company RSU shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 2.4(a) in exchange for such Company RSU in accordance with this Section 2.4(a).  The consideration payable under this Section 2.4(a) to each former holder of a Company RSU that was outstanding immediately prior to the Effective Time shall be paid through the Surviving Company’s payroll to such former holder as soon as practicable following the Effective Time (but in any event not later than ten (10) Business Days thereafter), net of any Taxes withheld pursuant to Section 2.9.

(b)                                 Treatment of Restricted Stock.  At the Effective Time, each outstanding Company Restricted Stock Award, whether vested or unvested, shall terminate and be cancelled as of immediately prior to the Effective Time, without any action on the part of any holder thereof in exchange for the right to receive a lump sum cash payment equal to (i) the number of Shares subject to such Company Restricted Stock Award, multiplied by (ii) the Merger Consideration.  Following the Effective Time, no such Company Restricted Stock Award that was outstanding immediately prior to the Effective Time shall remain outstanding and each former holder of any such Company Restricted Stock Award shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 2.2(b) in exchange for such Company Restricted Stock Award in accordance with this Section 2.2(b).  The consideration payable under this Section 2.2(b) to each former holder of a Company Restricted Stock Award that was outstanding immediately prior to the Effective Time shall be paid through the Surviving Company’s payroll to such former holder as soon as practicable following the Effective Time (but in any event not later than ten (10) Business Days thereafter), net of any Taxes withheld pursuant to Section 2.9.

(c)                                  Treatment of Company Performance Stock Units.  At the Effective Time, each outstanding Company PSU, whether vested or unvested, shall terminate and be cancelled as of immediately prior to the Effective Time, without any action on the part of any holder thereof, in exchange for the right to receive a lump sum cash payment equal to (i) the number of Shares subject to such Company PSU that would vest based on the applicable target level of achievement of the performance metrics, multiplied by (ii) the Merger Consideration.  Following the Effective Time, no such Company PSU that was outstanding immediately prior to the Effective Time shall remain outstanding and each former holder of any such Company PSU shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 2.4(c) in exchange for such Company PSU in accordance with this Section 2.4(c).  The consideration payable under this Section 2.4(c) to each former holder of a Company PSU that was outstanding immediately prior to the Effective Time shall be paid through the Surviving Company’s payroll to such former holder as soon as practicable following the Effective Time (but in any event not later than ten (10) Business Days thereafter), net of any Taxes withheld pursuant to Section 2.9.

(d)                                 Treatment of Company Long-Term Incentive Shares.  At the Effective Time, each outstanding award of Company Long-Term Incentive Shares shall terminate and be cancelled as of immediately prior to the Effective Time, without any action on the part of any holder thereof, in exchange for the right to receive a lump sum cash payment equal to (i) (x) the number of Shares that the holder of such award would receive if the highest price per Share target applicable to such award was achieved, less (y) the number of Shares that the holder of such award previously received in respect of such award upon prior achievement of price per Share targets, multiplied by (ii) the Merger Consideration.  Following the Effective Time, no such award of Company Long-Term Incentive Shares that was outstanding immediately prior to the Effective Time shall remain outstanding and each former holder of any such award of Company Long-Term Incentive Shares shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 2.4(d) in exchange for such award of Company Long-Term Incentive Shares in accordance with this Section 2.4(d).  The consideration payable under this Section 2.4(d) to each former holder of an award of Company Long-Term Incentive Shares that was outstanding immediately prior to the Effective Time shall be paid through the Surviving Company’s payroll to such former holder as soon as practicable following the Effective Time (but in any event not later than ten (10) Business Days thereafter), net of any Taxes withheld pursuant to Section 2.9.  Any post-settlement holding period or similar sale restriction applicable to Shares received in respect of an award of Company Long-Term Incentive Shares shall lapse immediately prior to the Effective Time.

(e)                                  Treatment of Company Options.  At the Effective Time, each outstanding Company Option, whether vested or unvested, shall terminate and be cancelled as of immediately prior to the Effective Time, without any action on the part of any holder thereof, in exchange for the right to receive a lump sum cash payment equal to (i) the number of Shares subject to such Company Option, multiplied by (ii) (x) the Merger Consideration less (y) the exercise price per Share applicable to such Company Option.  Following the Effective Time, no such Company Option that was outstanding immediately prior to the Effective Time shall remain outstanding and each former holder of any such Company Option shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 2.4(e) in exchange for such Company Option in accordance with this Section 2.4(e).  The consideration payable under this Section 2.4(e) to each former holder of a Company Option that was outstanding immediately prior to the Effective Time shall be paid through the Surviving Company’s payroll to such former holder as soon as practicable following the Effective Time

(but in any event not later than ten (10) Business Days thereafter), net of any Taxes withheld pursuant to Section 2.9.

(f)                                   Further Action.  At or prior to the Effective Time, the Company, the Company Board and the Compensation Committee of the Company Board, as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of this Section 2.4.

2.5                               Treatment of Warrants.  At the Effective Time, each outstanding Warrant shall terminate and be cancelled as of immediately prior to the Effective Time for no consideration.

2.6                               Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed (in a form reasonably satisfactory to Parent) and, if required by Parent or the Surviving Company, the posting by such person of a bond, in such reasonable amount as Parent or the Surviving Company may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to this Article II.

2.7                               No Dissenters’ or Appraisal Rights.  No dissenters’ or appraisal rights or rights of an objecting stockholder shall be available with respect to the Merger or the other transactions contemplated hereby.

2.8                               Transfers; No Further Ownership Rights.  After the Effective Time, there shall be no registration of transfers on the stock transfer books of the Company of shares of Common Stock that were outstanding immediately prior to the Effective Time.  If Certificates are presented to the Surviving Company for transfer following the Effective Time, they shall be canceled against delivery of the applicable Merger Consideration, as provided for in, and subject to compliance by the holder thereof with, this Article II, for each share of Common Stock formerly represented by such Certificates.  All cash paid upon the surrender of Certificates or Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Common Stock formerly represented by such Certificates or Book-Entry Shares.

2.9                               Withholding Rights.  Notwithstanding anything to the contrary contained herein, each of Parent, Merger Sub, the Surviving Company and the Paying Agent shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or non-U.S. Tax Law.  To the extent that amounts are so deducted and withheld by or on behalf of Parent, Merger Sub, the Surviving Company or the Paying Agent and paid over to the appropriate Governmental Entity on such person’s behalf, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

2.10                        Subsequent Actions.  The Parties agree to take all necessary action to cause the Merger to become effective as soon as practicable following the Offer Closing without a meeting of the Company’s stockholders, as provided in Section 3-106.1 of the MGCL.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent as set forth in the statements contained in this Article III except as set forth in the Company SEC Documents filed and publicly available after January 1, 2018 and publicly available via the SEC’s EDGAR service at least two (2) Business Days prior to the date of this Agreement (the “Filed Company SEC Documents”) (excluding any disclosures in the Filed Company SEC Documents in any risk factors section, any forward-looking disclosure in any section related to forward-looking statements and other disclosures that are predictive or forward-looking in nature, other than historical facts expressly included therein) or in the corresponding section of the disclosure letter delivered by the Company to Parent at or before the execution and delivery of this Agreement (the “Company Disclosure Letter”); provided, that in no event shall any disclosure in any Filed Company SEC Document qualify or limit the representations and warranties of the Company set forth in Section 3.1, Section 3.2, Section 3.3, Section 3.4, Section 3.5 and Section 3.21.  The Company Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article III, and the disclosure in any section of the Company Disclosure Letter shall be deemed to qualify other sections in this Article III solely to the extent that it is reasonably apparent on its face that such disclosure also qualifies or applies to such other sections.

3.1                               Organization, Good Standing and Qualification.  Each of the Company and each of the Company’s Subsidiaries (such Subsidiaries of the Company, the “Company Subsidiaries”) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except, in the case of the Company Subsidiaries, where the failure to be so organized, existing or in good standing, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.  Each of the Company and the Company Subsidiaries has all requisite power and authority and possesses all Permits necessary to enable it to own, operate, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted (the “Company Permits”), and all such Company Permits are in full force and effect, except where the failure to have such power or authority or to possess the Company Permits or to be in full force and effect, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.  Each of the Company and the Company Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.  The Company has made available to Parent, prior to execution of this Agreement, true and complete copies of (a) the Amended and Restated Articles of Incorporation of the Company in effect as of the date of this Agreement, dated October 6, 2010, as corrected pursuant to its Certificate of Correction of

Articles of Amendment and Restatement dated July 15, 2014 (the “Company Charter”) and the amended and restated bylaws of the Company in effect as of the date of this Agreement, effective as of August 13, 2014 (the “Company Bylaws”) and (b) the organizational documents of each of the Company Subsidiaries in effect as of the date of this Agreement, and each of the agreements described in clauses (a) and (b) is in full force and effect.

3.2                               Company Subsidiaries.

(a)                                 All the outstanding shares of capital stock or voting securities of, or other equity interests in, each of the Company Subsidiaries (i) have been duly authorized and validly issued and are fully paid and non-assessable, (ii) are not subject to, and were not issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the MGCL or other applicable Law or any Contract to which any Company Subsidiary is a party or otherwise bound, and (iii) are owned beneficially and of record by the Company, by another Company Subsidiary or by the Company and another Company Subsidiary, free and clear of all Liens, and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests, except for restrictions imposed by applicable securities Laws. Section 3.2(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of the name and jurisdiction of organization of each of the Company Subsidiaries.

(b)                                 Except for the capital stock and voting securities of, and other equity interests in, the Company Subsidiaries, neither the Company nor any Company Subsidiary owns or has any obligation to acquire, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other Person other than ordinary course investments in publicly traded securities constituting one percent (1%) or less of a class of outstanding securities of any entity.

3.3                               Capital Structure.

(a)                                 The authorized capital stock of the Company consists of 100,000,000 shares, of which up to 100,000,000 shares may be shares of Common Stock and up to 5,000,000 shares of which may be shares of preferred stock, par value $0.001 per share (the “Company Preferred Stock” and, together with the Shares, the “Company Capital Stock”).  At the close of business on April 18, 2019, (i) 50,061,726 Shares were issued and outstanding (inclusive of 386,740 Company Restricted Stock Awards), (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) no Shares were held by the Company in its treasury, (iv) 6,521,133 Shares were reserved and available for issuance pursuant to the Company Stock Plans, including (A) 1,000,991 Shares issuable upon vesting or settlement of outstanding Company RSUs (whether or not vested), (B) 552,153 Shares issuable upon vesting or settlement of outstanding Company PSUs (whether or not vested), (C) 674,024 Shares issuable upon exercise of outstanding Company Options (whether or not vested), and (D) 1,805,000 Shares issuable in respect of outstanding Company Long-Term Incentive Shares, (v) 2,500,000 Shares were reserved for issuance pursuant to the Company’s Employee Stock Purchase Plan (the “ESPP”), (vi) 158,116 Shares were subject to purchase under the Warrants and (vii) no Shares were reserved for issuance in respect of the “Make Whole Fundamental Change” under the Company Indenture. Except as set forth in this Section 3.3(a), at the close of business on April 18, 2019, no shares of capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, the Company were issued, reserved for issuance or outstanding.  From the close of business on April 18, 2019 to the date of this Agreement, there have been no issuances by the Company of shares of capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, the Company, other than the issuance of Shares upon the vesting, settlement or exercise of Company RSUs, Company PSUs, Company Options, Company Long-Term Incentive Shares or Warrants in each case outstanding at the close of business on April 18, 2019 and in accordance with their terms in effect at such time.

(b)                                 All outstanding shares of Company Capital Stock are, and, at the time of issuance, all such shares that may be issued upon the exercise, vesting, or settlement of the Company RSUs, Company PSUs, Company Restricted Stock Awards, Company Options, Company Long-Term Incentive Shares or Warrants will be, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the MGCL, the Company Charter, the Company Bylaws or any Contract to which the Company is a party or otherwise bound.  Except as set forth above in this Section 3.3 there are no issued, reserved for issuance or outstanding, and there are no outstanding obligations of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (x) any capital stock or voting securities of, or other equity interest in, the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, (y) any warrants, calls, subscriptions, options or other rights, commitments or agreements to acquire from the Company or any Company Subsidiary, or any other obligation of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary or (z) any share appreciation rights, performance units, contingent value rights, “phantom” stock or any obligation of the Company or any Company Subsidiary that is linked in any way to the price of any class of the capital stock of the Company or any shares of capital stock of any Company Subsidiary or the value of the Company or any Company Subsidiary.  Other than (1) the withholding of Shares to satisfy tax obligations with respect to awards granted pursuant to the Company Stock Plans and (2) the acquisition by the Company of awards granted pursuant to the Company Stock Plans in connection with the forfeiture of such awards, there are not any outstanding obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or voting securities or other equity interests of the Company or any Company Subsidiary or any securities, interests, warrants, calls, options or other rights referred to in clause (x), (y) or (z) of the immediately preceding sentence. Section 3.3(b) of the Company Disclosure Letter sets forth, as of April 18, 2019, a true and complete list of all holders of Company RSUs, Company PSUs, Company Options and Company Long-Term Incentive Shares indicating for each (A) the type of award, (B) the number of Shares subject thereto, (C) the date of grant thereof, and (D) if applicable the price per Share payable upon exercise thereof.

(c)                                  There are no bonds, debentures, notes or other Indebtedness of the Company or any Company Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote (collectively, “Company Voting Debt”).

(d)                                 Other than as contemplated by this Agreement, neither the Company nor any of the Company Subsidiaries nor, to the Knowledge of the Company, any of the Company’s stockholders is a party to any voting agreement, voting trust, proxy or similar agreement, arrangement or commitment with respect to the voting, issuance, transfer, delivery or registration of, or other rights relating to, any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary.  Neither the Company nor any of the Company Subsidiaries is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of the Company or any of the Company Subsidiaries.

(e)                                  No Subsidiary of the Company owns any Shares.

3.4                               Corporate Authority and Approval.

(a)                                 The Company has all necessary corporate power and authority, and has taken all corporate action necessary, to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Offer, the Merger and the other transactions contemplated hereby.  The execution and delivery of this Agreement by the Company and the consummation of the Offer, the Merger and the other transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company or its stockholders are necessary to authorize the execution and delivery of this Agreement or to consummate the Offer, the Merger and the other transactions contemplated hereby (other than, with respect to the Merger, the filing of the Articles of Merger with the Department), assuming Parent and Merger Sub perform their obligations under Section 3-106.1 of the MGCL.  This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity (the “Bankruptcy and Equity Exception”).

(b)                                 The Company Board has duly adopted resolutions unanimously among those voting (i) approving and declaring advisable this Agreement, the Offer, the Merger and the other transactions contemplated hereby, (ii) determining that it is in the best interests of the Company and the stockholders of the Company that the Company enter into this Agreement and consummate the transactions contemplated hereby on the terms and subject to the conditions set forth herein, (iii) resolving that the Merger shall be effected under Section 3-106.1 of the MGCL and that the Merger shall be consummated as promptly as practicable following the Acceptance Time (as defined herein), and (iv) resolving to recommend to the stockholders of the Company that they accept the Offer and tender their shares of Common Stock pursuant to the Offer (the “Company Recommendation”), and such resolutions have not been rescinded, modified or withdrawn in any way.

(c)                                  Prior to the date of this Agreement, the Company and the Company Board have taken all action necessary (and shall not rescind or modify such action after the date hereof) to exempt each of the execution and delivery of this Agreement and the transactions contemplated hereby under, or make not subject, to (i) the provisions of Sections 3-601 and 3-602 of the MGCL, and (ii) the Maryland Control Share Acquisition Act (Section 3-701 to 710 of the MGCL).  Except as provided in clauses (i) and (ii), there are no other applicable “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover statute or similar statute or regulation that would apply to this Agreement or the transactions contemplated hereby, including without limitation, the Offer and the Merger.  There are no provisions of the organizational documents of the Company and the Company Subsidiaries that would require any corporate approval other than any such approval provided for in this Agreement.

3.5                               No Conflicts; Consents.

(a)                                 The execution and delivery of this Agreement by the Company does not, and the performance by the Company of its obligations hereunder and the consummation of the transactions contemplated hereby will not, (i) conflict with, or result in any violation of any provision of, the Company Charter, the Company Bylaws or the comparable charter or organizational documents of any Company Subsidiary, (ii) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under, or give rise to any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, or require any consent or approval under, any provision of any Contract to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound or any Company Permit or (iii) conflict with, or result in any violation of any provision of, subject to the filings and other matters referred to in Section 3.5(b), any Judgment or Law, in each case, applicable to the Company or any Company Subsidiary or their respective properties or assets, other than, in the case of clause (ii) above, as set forth in Section 3.5(a) of the Company Disclosure Letter, and in the case of clauses (ii) and (iii) above, any matters that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)                                 None of the execution, delivery, and performance of this Agreement by the Company, the acceptance for payment or acquisition of shares of Common Stock pursuant to the Offer, the consummation by the Company of the Merger or any of the transactions contemplated by this Agreement, or the Company’s compliance with any of the provisions of this Agreement will require (with or without notice or lapse of time, or both) any Consent or filing or registration with, or notification to, any Governmental Entity, except for (i) applicable requirements of the Exchange Act, the Securities Act or “blue sky” laws, (ii) applicable requirements under the HSR Act and any applicable foreign competition laws, (iii) the filing of the Articles of Merger under the MGCL and (iv) applicable requirements of the rules of NASDAQ, and except where failure to obtain such consents, approvals, authorizations or permits, or to make such filings, registrations or notifications, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

3.6                               Company SEC Documents; Financial Statements. No Undisclosed Liabilities.

(a)                                 The Company has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits, certifications and other information incorporated therein) required to be furnished or filed by the Company with the SEC since January 1, 2017 (such documents, together with any documents publicly filed with the SEC during such period by the Company, being collectively referred to as the “Company SEC Documents”).

(b)                                 Each Company SEC Document (i) at the time filed, complied and were prepared in all material respects with the requirements of SOX and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment filed with the SEC prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except as would not, and would not reasonably be expected to, be material to the Company and the Company Subsidiaries, taken as a whole, (A) there are no outstanding or unresolved comments in any comment letters received by the Company from the SEC staff since January 1, 2017 relating to the Company SEC Documents, (B) none of the Company SEC Documents is the subject of any ongoing review by the SEC, and (C) no enforcement action has been initiated or, to the Knowledge of the Company, threatened against the Company by the SEC relating to disclosures contained in any Company SEC Document.  None of the Company Subsidiaries has or is required to file or furnish any forms, reports or other documents with the SEC.  Each of the consolidated financial statements (including any notes and schedules) of the Company and its consolidated Subsidiaries included in the Company SEC Documents (x) complied at the time they were filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (y) were prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto) and (z) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows and changes in stockholders’ equity for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments, which are not, and would not reasonably be expected to be, material, individually or in the aggregate).

(c)                                  Except (i) as reflected or reserved against in the Company’s consolidated audited balance sheet as of December 31, 2018 (the “Company Balance Sheet”) (or expressly reflected in the notes thereto) as included in the Company SEC Documents, (ii) for liabilities and obligations incurred since December 31, 2018 and prior to the date of this Agreement in the ordinary course of business and (iii) for liabilities and obligations incurred pursuant to this Agreement, neither the Company nor any Company Subsidiary has any liabilities that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect.  For purposes of this Section 3.6, the term “liabilities” shall not include liabilities or obligations of the Company or any Company Subsidiary to perform under or comply with any applicable Law or executory Contract, but would include such liabilities and obligations if there has been a default, breach or failure to perform or comply by the Company or any Company Subsidiary with any such liability or obligation.

3.7                               Internal Controls and Procedures.

(a)                                 Each of the chief executive officer of the Company and the chief financial officer of the Company (or each former chief executive officer of the Company and each former chief financial officer of the Company, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Company SEC Documents, and the statements contained in such certifications are true and accurate.  For purposes of this Agreement, “chief executive officer” and “chief financial officer” shall have the meanings given to such terms in SOX.  None of the Company or any of the Company Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(b)                                 The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) as required by Rule 13a-15 or 15d-15 under the Exchange Act and that is sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions are executed, and receipts and expenditures are made, only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s properties or assets.

(c)                                  The Company is, and since January 1, 2017 has been, in compliance in all material respects with the applicable listing and corporate governance rules and requirements of NASDAQ.

(d)                                 The Company maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as required by Rule 13a-15 or 15d-15 under the Exchange Act and that are reasonably sufficient to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of the Company to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports. Except as set forth on Section 3.7(d) of the Company Disclosure Letter, since January 1, 2017, neither the Company, the audit committee of the Company Board nor, to the Knowledge of the Company, the Company’s auditors, is aware of or has received notification of (i) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting of the Company or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. The Company has not made, or been required to make, any such disclosures to the Company’s auditors.

(e)                                  Except as would not, and would not reasonably be expected to, be material to the Company and the Company Subsidiaries, taken as a whole, since January 1, 2017, none of the Company or any Company Subsidiary or, to the Knowledge of the Company, any director or officer of the Company, has received any complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of the Company Subsidiaries or their internal accounting controls, including any complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in questionable accounting or auditing practices. None of Grant Thornton LLP or Deloitte & Touche LLP has resigned or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreement with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(f)                                   Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company Subsidiaries in the Company’s or such Company Subsidiary’s published financial statements or other Company SEC Documents.

3.8                               Absence of Certain Changes.

(a)                                 From January 1, 2018 to the date of this Agreement, there has not occurred any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(b)                                 From January 1, 2019 to the date of this Agreement, (i) except for actions taken in connection with the execution and delivery of this Agreement and the transactions contemplated by this Agreement, the Company and the Company Subsidiaries have conducted the business of the Company and the Company Subsidiaries in the ordinary course in all material respects and (ii) neither the Company nor any Company Subsidiary has taken any action that, if taken after the date of this Agreement and prior to the Closing, would require the consent of Parent pursuant to 5.1(b)(v), 5.1(b)(vi), 5.1(b)(vii), 5.1(b)(ix), 5.1(b)(x), 5.1(b)(xi), 5.1(b)(xiii), 5.1(b)(xv) or 5.1(b)(xvii).

3.9                               Litigation and Liabilities.  As of the date of this Agreement there is no, and since January 1, 2017 there has not been, any suit, action, cause of action, demand, audit, review, arbitration, complaint, hearing, litigation or other proceeding or dispute resolution process or, to the Knowledge of the Company, any investigation, in each case, by or before any Governmental Entity (“Proceeding”) pending or, to the Knowledge of the Company, threatened against or involving the Company or any Company Subsidiary or any of their respective properties or assets that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or that would reasonably be expected to impair or materially delay the consummation by the Company of the transactions contemplated hereby

(including the Merger). As of the date of this Agreement there is no, and since January 1, 2017 there has not been, any Judgment outstanding against the Company or any Company Subsidiary or any of their respective properties or assets that individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect or that would reasonably be expected to impair or materially delay the consummation by the Company of the transactions contemplated hereby (including the Merger).

3.10                        Benefits Matters; ERISA Compliance.

(a)                                 For the purposes of this Agreement, the term “Company Plan” shall mean any benefit and compensation plan, policy, program or arrangement maintained, sponsored or contributed to (or required to be contributed to) by the Company or any Company Subsidiary or under which the Company or any Company Subsidiary has any liability covering or for the benefit of any current or former employees of the Company or any Company Subsidiary or any current or former directors of the Company or Company Subsidiary, including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and any incentive and bonus, deferred compensation, retention, stock purchase, employment, retirement, profit sharing, pension, severance, change-in-control, termination, restricted stock, stock option, stock appreciation rights or stock based plans, programs, agreements or arrangements, excluding any statutory plans (a “Statutory Plan”).  Each material Company Plan as of the date of this Agreement is listed in Section 3.10(a) of the Company Disclosure Letter.  True and complete copies of each of the material Company Plans (or, if unwritten, a written summary thereof), all amendments thereto, and to the extent applicable, any related trust or other funding vehicle, and the most recent determination letter or opinion letter received from or issued by the IRS with respect to each Company Plan intended to qualify under Section 401 of the Code, have been provided or made available to Parent on or prior to the date of this Agreement.

(b)                                 All Company Plans have been maintained and administered in compliance with their terms and in all material respects with the requirements of applicable Laws (including, if applicable, ERISA and the Code) and the Company and Company Subsidiaries have complied in all material respects with all Statutory Plans in accordance with their terms and applicable Law.

(c)                                  Except as would not, and would not reasonably be expected to, be material to the Company and the Company Subsidiaries, taken as a whole, each Company Plan that is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter or opinion letter from the Internal Revenue Service (the “IRS”) and, to the Knowledge of the Company, circumstances do not exist that are likely to result in the loss of the qualification of such plan under Section 401(a) of the Code.  Except as would not, and would not reasonably be expected to, be material to the Company and the Company Subsidiaries, taken as a whole, each non-U.S. Company Plan to the extent required to be registered or approved by any Governmental Entity, has been registered with, or approved by, such Governmental Entity and, to the Knowledge of the Company, nothing has occurred that would adversely affect such registration or approval.

(d)                                 Except as set forth on Section 3.10(d) of the Company Disclosure Letter, or except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary or any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414(b) or (c) of the Code, contributes to or is obligated to contribute to (i) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA (including any “multiemployer plan” within the meaning of Section (3)(37) of ERISA), (ii) a “multiple employer plan” as defined in Section 413(c) of the Code or (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(e)                                  All contributions required to be made by the Company or a Company Subsidiary under each Company Plan and each Statutory Plan have been timely made and all obligations in respect of each Company Plan have been properly accrued and reflected in the most recent consolidated balance sheet filed or incorporated by reference in the Company SEC Documents prior to the date of this Agreement, except as, in each instance, would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(f)                                   As of the date of this Agreement, there are no pending or, to the Knowledge of the Company, threatened Proceedings relating to the Company Plans, except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(g)                                  Except as expressly contemplated by this Agreement, as required by applicable Law or as set forth on Section 3.10(g) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby would reasonably be expected to, either alone or in combination with any other event, (i) result in any material payment becoming due to any employee, officer or director of the Company or any Company Subsidiary, (ii) materially increase the amount or value of any compensation or benefits under any Company Plan or otherwise payable to any employee, officer or director of the Company or any of its Subsidiaries, or (iii) result in the acceleration of the time of payment, vesting or funding of any such compensation or benefits.

(h)                                 Except as set forth on Section 3.10(h) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary has any obligation to gross-up, indemnify or otherwise reimburse any current or former employee, director or other independent contractor of the Company or any Company Subsidiary for any excise or additional tax, interest or penalties incurred by such individual under Section 4999 or Section 409A of the Code.

3.11                        Labor Matters.

(a)                                 There are no collective bargaining or other labor union contracts applicable to any employees of the Company or any of the Company Subsidiaries.  To the Knowledge of the Company, no labor organization or group of employees of the Company or any Company Subsidiary has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority.  To the Knowledge of the Company, there are no material organizing activities, strikes, work stoppages, slowdowns, lockouts, arbitrations or grievances, or other material labor disputes pending or threatened against or involving the Company or any Company Subsidiary.  None of the Company or any of the Company Subsidiaries has breached or otherwise failed to comply with any provision of any collective bargaining agreement or other labor union Contract applicable to any employees of the Company or any of the Company Subsidiaries, except for any breaches or failures to comply that, individually or in the aggregate, have not resulted in, and would not reasonably be expected to result in, material liability to the Company or any Company Subsidiary. There are no written grievances or written complaints (or, to the Knowledge of the Company, unwritten grievances or complaints) by represented employees of the Company or its Subsidiaries and, to the Knowledge of the Company, no such grievances or complaints are threatened, in each case, that individually or in the aggregate, has resulted in, or would reasonably be expected to result in, material liability to the Company or any Company Subsidiary.

(b)                                 Except for matters that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has any liability with respect to any misclassification of any person as an independent contractor, temporary employee, leased employee or any other servant or agent compensated other than through reportable wages (as an employee) paid by the Company or any Company Subsidiary (each, a “Contingent Worker”) and no Contingent Worker has been improperly excluded from any Company Plan.

(c)                                  Except as would not, and would not reasonably be expected to, be material to the Company and the Company Subsidiaries, taken as a whole, the Company and each of the Company Subsidiaries are in compliance with all applicable Laws relating to employment and labor, including but not limited to, laws relating to wages, hours, collective bargaining, employment discrimination, safety and health, workers’ compensation and the collection and payment of withholding or social security taxes.

3.12                        Compliance with Laws.

(a)                                 Except for matters that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect, the Company and the Company Subsidiaries are, and since January 1, 2016 have been, in compliance with all applicable Laws, Judgments and the Company Permits.  Except for matters that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect, there is no, and since January 1, 2016, there has been no, Proceeding by or before any Governmental Entity pending or, to the Knowledge of the Company, threatened alleging that the Company or a Company Subsidiary is not, or has at any time not been, in compliance with any applicable Law, Judgment or any Company Permit or which challenges or questions the validity of any rights of the holder of any Company Permit.

(b)                                 Without limiting the generality of Section 3.12(a), for the past five (5) years, the Company, the Company Subsidiaries, their respective directors and officers and, to the Knowledge of the Company, their respective employees and agents, have been in compliance with the Foreign Corrupt Practices Act of 1977, as amended, and all other applicable anti-corruption Laws in the jurisdictions in which the Company and the Company Subsidiaries operate (collectively, “Anti-Corruption Laws”), and any rules and regulations thereunder.  The Company has training programs and policies which include materials reasonably designed to assure compliance with Anti-Corruption Laws.  To the Knowledge of the Company, there have been no intentionally false or fictitious entries made in the books or records of the Company or any of the Company Subsidiaries relating to any illegal payment or secret or unrecorded fund, and neither the Company nor any of the Company Subsidiaries has established or maintained a secret or unrecorded fund.  In the past five (5) years, there have been no claims, complaints, charges, whistleblower reports, internal investigations, voluntary disclosures or Proceedings or, to the Knowledge of the Company, external investigations against the Company or any Company Subsidiary under any Anti-Corruption Laws, and, to the Knowledge of the Company, there are no threatened Proceedings involving suspected or confirmed violations thereof.  The Company and the Company Subsidiaries are, and at all times during the past five (5) years have been, in compliance with all statutory and regulatory requirements under the Arms Export Control Act (22 U.S.C. 2778), the International Traffic in Arms Regulations (“ITAR”) (22 C.F.R. 120 et seq.), the Export Administration Regulations (15 C.F.R. 730 et seq.) and associated executive orders, the anti-boycott laws and regulations administered by the United States Department of the Treasury and the United States Department of Commerce and the laws, regulations, and all other rules, Executive Orders, directives, and other official actions implemented or administered by the Office of Foreign Assets Controls, United States Department of the Treasury (collectively, the “Export Control Laws”).  In the past five (5) years, neither the Company nor its Subsidiaries has received any written or, to the Knowledge of the Company, oral communication from any Governmental Entity alleging that it is not in compliance with the Export Control Laws.  None of the Company or any of the Company Subsidiaries, or any of their respective directors, officers or employees, or to the Knowledge of the Company, any agents acting on their behalf, is or has been (i) identified on any list of restricted or blocked persons under the Export Control Laws; (ii) organized, resident, or located in any country or territory that is itself the subject of economic sanctions; or (iii) owned or controlled by any Person described in clauses (i) or (ii).

3.13                        Contracts.

(a)                                 Except for this Agreement, neither the Company nor any Company Subsidiary is a party to any Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (a “Filed Company Contract”) that has not been so filed.

(b)                                 Section 3.13(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list, and the Company has made available to Parent true and complete copies (including all amendments and supplements thereto), of each:

(i)                                     agreement, Contract, understanding, or undertaking to which the Company or any of the Company Subsidiaries is a party that (A) restricts the ability of the Company or the Company Subsidiaries to compete in any business or with any Person in any geographical area (B) could reasonably be expected to restrict the ability of Parent or any of its Subsidiaries to compete in any business or with any Person in any geographical area after the

Effective Time, or (C) grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or the Company Subsidiaries,

(ii)                                  agreement or Contract that obligates the Company or any Company Subsidiary to conduct business on an exclusive or preferential basis or that contains a “most favored nation” or similar covenant,

(iii)                               (A) loan and credit agreement, Contract, note, debenture, bond, indenture, mortgage, security agreement, pledge, hedging agreement or other similar agreement pursuant to which any Indebtedness of the Company or any of the Company Subsidiaries is outstanding or may be incurred, other than any such agreement solely between or among the Company and the wholly owned Company Subsidiaries, or (B) agreement, Contract, understanding or undertaking relating to the mortgaging, pledging or the placing of any Lien (other than Permitted Liens) on any material asset of the Company or any Company Subsidiary,

(iv)                              Partnership, joint venture or similar agreement, Contract, understanding or undertaking to which the Company or any of the Company Subsidiaries is a party relating to the formation, creation, operation, management or control of any partnership or joint venture;

(v)                                 agreement, Contract, understanding or undertaking with any Company Top Supplier,

(vi)                              Current Government Contract involving current annual payments to the Company or any Company Subsidiary in excess of $5,000,000,

(vii)                           Company Lease;

(viii)                        Judgment that provides for any material injunctive or other non-monetary relief after the date of this Agreement;

(ix)                              agreement, Contract, understanding or undertaking with any current or former officer, director or Affiliate of the Company or any Company Subsidiary or any of their respective “associates” or “immediate family members” (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act),other than any Company Plan,

(x)                                 (A) agreement, Contract, understanding or undertaking with respect to any material Intellectual Property Rights pursuant to which the Company or any Company Subsidiary is a licensee (other than to “off-the-shelf” or “shrink wrap” licenses generally available to the public as of the Closing) or (B) joint development agreement to which the Company or any Company Subsidiary is a party,

(xi)                              agreement, Contract, understanding or undertaking relating to the disposition or acquisition by the Company or any of the Company Subsidiaries of any business or Person (whether by merger, purchase of equity interests or otherwise) or any material amount of assets (excluding dispositions or acquisitions which were consummated prior to the date of this Agreement and with respect to which there is no ongoing liability or obligation of the Company or any Company Subsidiaries), and

(xii)                           agreement, Contract, understanding or undertaking not otherwise described above that involves annual payments to or from the Company or any Company Subsidiary in excess of $5,000,000 individually or $15,000,000 in the aggregate.  Each agreement, Contract, understanding or undertaking of the type described in this Section 3.13(b) and each Filed Company Contract is referred to herein as a “Company Material Contract”.

(c)                                  Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Material Contract (including, for purposes of this Section 3.13(c), any Contract entered into after the date of this Agreement that would have been a Company Material Contract if such Contract existed on the date of this Agreement) is a valid, binding and legally enforceable obligation of the Company or one of the Company Subsidiaries, as the case may be, and, to the Knowledge of the Company, of the other parties thereto, except, in each case, as enforcement may be limited by the Bankruptcy and Equity Exception, (ii) each such Company Material Contract is in full force and effect and (iii) none of Company or any of the Company Subsidiaries is (with or without notice or lapse of time, or both) in breach or default under any such Company Material Contract and, to the Knowledge of the Company, no other party to any such Company Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder. To the Knowledge of the Company, no event, circumstance or condition exists which, with or without notice or lapse of time or both, would reasonably be expected to result in a breach or default by the Company, any Company Subsidiary or any other party thereto of any Company Material Contract.

3.14                        Environmental Matters.  (a) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect:

(i)                                     the Company and the Company Subsidiaries are and, since January 1, 2014, have been, in compliance with all Environmental Laws, which compliance includes obtaining, maintaining and complying with all Permits required pursuant to any Environmental Law;

(ii)                                  there are no Environmental Claims pending against or, to the Knowledge of the Company, threatened against or affecting, the Company or any of the Company Subsidiaries;

(iii)                               except as set forth on Section 3.14(a)(iii) of the Company Disclosure Letter, there has been no Release of, or exposure to, any Hazardous Material that would reasonably be expected to form the basis of any Environmental Claim against, or otherwise result in liabilities or obligations of, the Company or any Company Subsidiaries; and

(iv)                              neither the Company nor any of the Company Subsidiaries has assumed or retained by Contract any known or reasonably anticipated liabilities or obligations under any Environmental Law or concerning any Hazardous Materials.

(b)                                 The Company and the Company Subsidiaries have made available to Parent true and complete copies of all Phase I Environmental Site Assessments and any other material documents or correspondence relating to Environmental Law with respect to the Company and Company Subsidiaries, the Company Properties or real property formerly owned, leased or operated by the Company or any of the Company Subsidiaries or any of their respective predecessors, to the extent such documentation is in the Company’s or any of the Company Subsidiaries’ possession, custody or control.

3.15                        Taxes.  Except as set forth on Section 3.15 of the Company Disclosure Letter or as would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)                                 the Company and each Company Subsidiary (i) has duly and timely filed, or caused to be filed, taking into account any extensions, all Tax Returns required to have been filed by or with respect to the Company or any Company Subsidiary, and such Tax Returns are true, correct and complete, and (ii) have duly and timely paid all Taxes required to have been paid by or with respect to the Company or any Company Subsidiary (whether or not shown on any Tax Return), except in each case of clauses (i) and (ii), with respect to matters contested in good faith in appropriate proceedings and for which adequate reserves have been established in accordance with GAAP in the financial statements included in the Company SEC Documents;

(b)                                 each of the Company and the Company Subsidiaries has (i) withheld and timely paid to the appropriate Governmental Entity all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party and (ii) complied with applicable Laws with respect to Tax withholding;

(c)                                  no deficiencies for Taxes have been asserted or assessed in writing against the Company or any Company Subsidiary by any Governmental Entity except for deficiencies that have since been resolved.  Neither the Company nor any Company Subsidiary (i) is subject of any currently ongoing Tax audit or other Proceeding with respect to Taxes or (ii) has waived any statute of limitations in respect of any Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension is currently in effect;

(d)                                 since January 1, 2017, no written claim has been made by a Governmental Entity in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that the Company or any Company Subsidiary is or may be subject to Taxes in such jurisdiction;

(e)                                  neither the Company nor any Company Subsidiary (i) is or has been a member of any affiliated, consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group the common parent of which is or was the Company or any Company Subsidiary), (ii) is a party to, bound by, or obligated under any Tax sharing, allocation, indemnity or similar agreement or arrangement (other than (x) any such agreement or arrangement that is solely between or among the Company and/or any Company Subsidiary, or (y) customary provisions in commercial agreements or arrangements entered into in the ordinary course of its business and the primary purpose of which is not related to Taxes), or (iii) has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by Contract (other than customary provisions in commercial agreements or arrangements entered into in the ordinary course of business the primary purpose of which is not related to Taxes);

(f)                                   neither the Company nor any Company Subsidiary (nor any predecessor of the Company or a Company Subsidiary) has been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355 of the Code) in a transaction intended to qualify under Section 355 of the Code within the past two (2) years;

(g)                                  neither the Company nor any Company Subsidiary has entered into any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2);

(h)                                 neither the Company nor any Company Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing; (ii) closing agreement with a Governmental Entity executed on or prior to the Closing; (iii) installment sale or open transaction disposition made on or prior to the Closing; (iv)  prepaid amount received or deferred revenue accrued on or prior to the Closing (other than in the ordinary course of business); (v) election under Section 108(i) of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); (vi) intercompany transaction or excess loss accounts described in the Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) that existed prior to the Closing; or (vii) the application of Section 965 of the Code;

(i)                                     the Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; and

(j)                                    there are no Liens with respect to Taxes on any of the assets of the Company or any Company Subsidiary, other than Permitted Liens.

3.16                        Intellectual Property.

(a)                                 Section 3.16(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a list of all registrations and pending applications for Intellectual Property Rights owned or purported to be owned by the Company and the Company Subsidiaries. Except as would not reasonably be expected to have a Company Material Adverse Effect, all Intellectual Property Rights owned, or purported to be owned, by the Company and the Company Subsidiaries (collectively, the “Company Intellectual Property”) are valid and, only with respect to registered Intellectual Property Rights, subsisting and enforceable.

(b)                                 The Company and the Company Subsidiaries own, or are licensed or have the right to use, all Intellectual Property Rights used in or necessary for their respective businesses as presently conducted on the date of this Agreement, except where the failure to own, license or have the right to use such Intellectual Property Rights would not reasonably be expected to have a Company Material Adverse Effect.  Except for the licenses, sublicenses, and other agreements disclosed in Section 3.16(b) of the Company Disclosure Letter and any

immaterial licenses, sublicenses or other agreements for less than $5,000,000 individually or $15,000,000 in the aggregate (in revenue) received by the Company per year, there are no Contracts under which the Company or any of the Company Subsidiaries has granted rights to any other Person in any material Company Intellectual Property (other than pursuant to customer agreements entered into in the ordinary course of business).

(c)                                  No Proceedings are pending or, to the Knowledge of the Company, threatened (i) that allege that the Company or any of the Company Subsidiaries is infringing, misappropriating or violating any third Person’s Intellectual Property Rights, or (ii) challenging the use, ownership, validity, or enforceability of any material Intellectual Property Rights owned by the Company or any of the Company Subsidiaries, in each case (i) and (ii), which if proven or established, would reasonably be expected to have a Company Material Adverse Effect.

(d)                                 The operation of the businesses of the Company and the Company Subsidiaries as currently conducted does not infringe, misappropriate or violate any Intellectual Property Right of any third Person in a manner that would reasonably be expected to have a Company Material Adverse Effect.

(e)                                  Except as would not reasonably be expected to have a Company Material Adverse Effect, no third Person is infringing, misappropriating or violating any Intellectual Property Right owned by the Company or any of the Company Subsidiaries.

(f)                                   Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) each employee or consultant of the Company and the Company Subsidiaries who is or was involved in the creation or development of any Company Intellectual Property has signed a valid and enforceable agreement containing an irrevocable assignment of such Intellectual Property Rights to the Company and the Company Subsidiaries; (ii) the Company and the Company Subsidiaries have taken commercially reasonable steps (including entering into confidentiality and nondisclosure agreements with all officers and employees of, and consultants to, the Company and the Company Subsidiaries with access to or knowledge of Company Intellectual Property) necessary to safeguard and maintain the secrecy and confidentiality of all Material Trade Secrets; (ii) no present or former employee, officer or director of the Company or the Company Subsidiaries holds any right, title or interest, directly or indirectly, in whole or in part, in or to any Company Intellectual Property; and (iii) no employee or outside contractor of the Company and the Company Subsidiaries has misappropriated any Material Trade Secret or other confidential information of any other Person in the course of the performance of his or her duties as an employee or outside contractor of the Company and the Company Subsidiaries.

(g)                                  The Company and the Company Subsidiaries have not ever been a member or promoter of, or a contributor to, any industry standards body or similar organization that requires or obligates or could require or obligate the Company or the Company Subsidiaries to grant or offer to any other Person any license, covenant not to sue or other right under or with respect to any Company Intellectual Property.

(h)                                 None of the Proprietary Software contains, is derived from, or is distributed, integrated, or bundled with Computer Software subject to any license commonly referred to as a “copyleft” or “open source” license that, as used, modified, integrated, bundled, or distributed by the Company and the Company Subsidiaries: (i) requires or conditions the use or distribution of such Computer Software on the disclosure, licensing or distribution of any source code for any portion of the Proprietary Software; or (ii) otherwise imposes an obligation on the Company and the Company Subsidiaries to distribute any Proprietary Software on a royalty-free basis.

(i)                                     Except as would not result in, or would not reasonably be expected to result in, a Material Adverse Effect (i) neither the Company nor the Company Subsidiaries, nor any other Person acting on behalf of the Company or the Company Subsidiaries, has disclosed or delivered to any other Person, or permitted the disclosure or delivery from any escrow agent or other Person, of any source code of the Proprietary Software and (ii) no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both) will, or would reasonably be expected to, result in the disclosure or delivery by the Company or the Company Subsidiaries, or any Person acting on behalf of the Company or the Company Subsidiaries, of any source code of the Proprietary Software. Section 3.16(i) of the Company Disclosure Letter identifies each Contract pursuant to which the Company or the Company Subsidiaries has deposited, or is or may be required to deposit, with an escrow agent or any other Person any source code of the Proprietary Software.

(j)                                    Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) the Proprietary Software does not contain any computer code or any other mechanisms which may (A) disrupt, disable, erase or harm in any way such Proprietary Software’s operation, or cause the Proprietary Software to damage or corrupt any data, hardware, storage media, programs, equipment or communications, or (B) permit any Person to access the Proprietary Software without authorization, (ii) the Proprietary Software complies with any applicable warranty or contractual commitment relating to the use, functionality, or performance of the Proprietary Software, and there are no pending or, to the Knowledge of the Company, threatened claims alleging any such failure, and (iii) there exist no technical problems with any Proprietary Software that adversely affect the performance of such Proprietary Software or cause such products to fail to substantially conform to their written specifications.

3.17                        Insurance.  Each of the Company and the Company Subsidiaries maintains insurance policies with reputable and financially sound insurance carriers against all material risks of a character and in such amounts as are customarily insured against by similarly situated companies in the same or similar businesses. The Company has made available to Parent true and complete copies of all material insurance policies and all material self-insurance programs and arrangements maintained by the Company or the Company Subsidiaries (the “Insurance Policies”).  Except as would not, and would not reasonably be expected to, be material to the Company and the Company Subsidiaries, taken as a whole, (a) each Insurance Policy is in full force and effect and was in full force and effect during the periods of time such Insurance Policy purported to be in effect, all premiums due and payable thereon have been paid when due and (b) neither the Company nor any of the Company Subsidiaries is (with or without notice or lapse of time, or both) in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice) under any such policy.  Since January 1, 2017, (A) there has been no claim by the Company or any of the Company Subsidiaries pending under any such policies that (i) to the Knowledge of the Company, has been denied or disputed by the insurer other than denials and disputes in the ordinary course of business or (ii) if not paid would constitute or result in a Company Material Adverse Effect and (B) neither the Company nor any Company Subsidiary has received written notice regarding any invalidation or cancellation of any Insurance Policy that has not been renewed in the ordinary course without any lapse in coverage.

3.18                        Properties.

(a)                                 Neither the Company nor any Company Subsidiary owns, or has ever owned, any real property. The Company and each Company Subsidiary has a valid leasehold interest in the Company Properties, except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Section 3.18(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date hereof, of each Company Property.  All of the Company Properties are leased free and clear of all Liens, except for Permitted Liens.  There are no leases, subleases, licenses, concessions or other agreements granting to any party or parties the right of use or occupancy of any portion of the Company Properties except for (i) such failures to have such possession of properties or assets as, individually or in the aggregate, do not materially impair and would not reasonably be expected to materially impair, the continued use and operation of such properties or assets as currently used in the conduct of the Company’s and the Company Subsidiaries’ business as presently conducted and (ii) failures to have such possession of properties or assets as, individually or in the aggregate would not reasonably be expected to have a Company Material Adverse Effect.

(b)                                 The Company has not received any written notice of a default from a landlord under any lease pursuant to which it occupies the Company Property (the “Company Leases”), which has not been cured or waived and the Company Leases are valid and in full force and effect, except, in each case, as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(c)                                  Except as would not have a Company Material Adverse Effect, (i) the Company or one of the Company Subsidiaries has valid and subsisting ownership interests in all of the material tangible personal property necessary to conduct their business as now conducted, free and clear of all Liens, other than Permitted Liens and (ii) the tangible personal property owned by the Company and the Company Subsidiaries is in good operating condition and repair for its continued use as it has been used, subject to reasonable wear and tear.

3.19                        Government Contracts.

(a)                                 Except as would not, and would not reasonably be expected to, be material to the Company and the Company Subsidiaries, taken as a whole, each Government Contract the period for performance of which has not yet expired or been terminated or for which final payment has not been received (collectively, the “Current Government Contracts”) is in full force and effect and constitutes a legal, valid and binding agreement, enforceable in accordance with its terms.  Each Government Contract was awarded in compliance with applicable Law, except as would not, and would not reasonably be expected to, be material to the Company and the Company Subsidiaries, taken as a whole.

(b)                                 The Company and the Company Subsidiaries are, and since January 1, 2016 have been, in compliance with all applicable Laws with respect to each Government Contract, except as have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.  Since January 1, 2016, all representations, certifications and statements executed, acknowledged or submitted by or on behalf of the Company or any Company Subsidiaries to a Governmental Entity or any other Person in connection with any Government Contract or Government Bid were current, accurate and complete as of their respective effective dates, except as have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(c)                                  With respect to any Government Contract, since January 1, 2016, except in each case, as, individually or in the aggregate, has not had and would not reasonably be expected to have, a Company Material Adverse Effect, there has been no (i) civil fraud or criminal allegation or investigation by any Governmental Entity, (ii) criminal allegation under the False Statements Act (18 U.S.C. § 1001) or the False Claims Act (18 U.S.C. § 287) or comparable state Laws, (iii) suspension or debarment proceeding (or equivalent proceeding) or proposed suspension or debarment against the Company, any of the Company Subsidiaries or any of their respective officers, directors, owners, partners, or persons having primary management or supervisory responsibilities within a business entity (e.g., general manager, plant manager, head of a division or business segment, and similar positions), (iv) request by a Governmental Entity for a contract price adjustment based on a claimed disallowance by an applicable Governmental Entity or claim of defective certified cost or pricing data in excess of $2,000,000, (v) dispute between the Company or any of the Company Subsidiaries and a Governmental Entity which, has resulted in a government contracting officer’s final decision where the amount in controversy exceeds or is expected to exceed $1,000,000, (vi) claim or dispute involving any prime contractor, subcontractor or third party relating to any Government Contract where the amount in controversy exceeds or could reasonably be expected to exceed $1,000,000, (vii) notice in writing or, to the Knowledge of the Company, orally, received by the Company or any Company Subsidiaries terminating any Government Contract for convenience or indicating an intent to terminate any Government Contract for convenience, or (viii) internal investigation, or to the Company’s Knowledge, any administrative, civil or criminal investigation, conducted or initiated with respect to any irregularity, misstatement or omission arising under or relating to a Government Contract or Government Bid.

(d)                                 Since January 1, 2016, no termination for default, cure notice, or show cause notice has been issued by any Governmental Entity or by any prime contractor or subcontractor, in writing or, to the Knowledge of the Company, orally, with respect to performance by the Company or any of the Company Subsidiaries as a prime contractor or subcontractor of any portion of the obligation of a Government Contract, except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(e)                                  Since January 1, 2016, neither the Company nor any of its Subsidiaries, nor any of their respective officers, directors, owners, partners, or other persons having primary management or supervisory responsibilities within a business entity, (i) has made a mandatory or voluntary disclosure to any Governmental Entity with respect to any suspected, alleged or possible breach, violation, irregularity, mischarging, misstatement or other act or omission arising under or relating to any Government Contract or Government Bid, or (ii) has received credible evidence of a violation of federal criminal Law involving the fraud, conflict of interest, bribery, or gratuity provisions found in Title 18 of the U.S. Code, a violation of the civil False Claims Act (31 U.S.C. §§ 3729-3733), or a significant overpayment, in connection with the award, performance, or closeout of any Government Contract or receiving a Government Contract as a result of a Government Bid, except which has not had and would not reasonably be expected to have a Company Material Adverse Effect.  There exist no facts or circumstances that are reasonably likely to warrant the institution of suspension or debarment proceedings or ineligibility on the party of the Company, any Company Subsidiaries, or any of their respective officers, directors, owners, partners, or other persons having primary management or supervisory responsibilities within a business entity, except which would not, and would not reasonably be expected to, have a Company Material Adverse Effect.

(f)                                   Except as has not had and would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of the Company Subsidiaries has performed any material activities under any Government Contract or Government Task Order determined to be an Organizational Conflict of Interest (“OCI”) as defined in Federal Acquisition Regulation (“FAR”) subpart 9.5 and/or any other agency supplement with any other Government Contract, except with consent or approval of a Governmental Entity or pursuant to an OCI mitigation plan.

(g)                                  The Company and each of the Company Subsidiaries (and to the Company’s Knowledge, their employees who hold personnel security clearances) possess all required facility security clearances to perform the Government Contracts and Government Task Orders and are in compliance with all applicable national security obligations, including those specified in the National Industrial Security Program Operating Manual, DOD 5220.22-M (February 2006), and any supplements, amendments or revised editions thereof (“NISPOM”) except to the extent such noncompliance has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(h)                                 The Company and the Company Subsidiaries maintain systems of internal controls (including cost accounting systems, estimating systems, purchasing systems, billing systems, and property systems, and other required business systems) that are in compliance with all requirements of the Government Contracts, except as has not had and would not reasonably be expected to have a Company Material Adverse Effect.  The business systems of the Company and the Company Subsidiaries are in compliance with applicable Laws and have not been determined in writing by any Governmental Entity not to be in compliance with any applicable Laws, except to the extent such noncompliance has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(i)                                     Since January 1, 2016, neither the Company nor any of the Company Subsidiaries has received adverse audit findings from the Defense Contract Audit Agency, the Defense Contract Management Agency or any other Governmental Entity that resulted in a finding that the Company or any Company Subsidiaries have failed to comply with FAR Part 31 or applicable Cost Accounting Standards or a liability in excess of $1,000,000 to the Company or any of the Company Subsidiaries.

3.20                        Schedule 14D-9.  The information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Offer Documents (and any amendment thereof or supplement thereto), will not, when filed with the SEC or when distributed or disseminated to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.  The Schedule 14D-9, and all amendments thereto, and any other document required to be filed with the SEC or required to be distributed or otherwise disseminated to the Company’s stockholders in connection with the transactions contemplated hereby, will comply as to form in all material respects with the provisions of all applicable Laws, as the case may be, and will not, when filed with the SEC or when distributed or disseminated to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements made in the Schedule 14D-9 or any other document filed or distributed by the Company based solely on information furnished by Parent or Merger Sub in writing for inclusion or incorporation by reference therein.

3.21                        Brokers and Finders.  No broker, investment banker, financial advisor or other Person, other than Guggenheim Securities LLC (the “Company Financial Advisor”), the fees and expenses of which will be paid by the Company or the Company Subsidiaries, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company.  Prior to the execution of this Agreement, the Company has furnished to Parent true and complete copies of all agreements between the Company or any of the Company Subsidiaries and the Company Financial Advisor relating to the transactions contemplated hereby and all such agreements shall be deemed to be Company Material Contracts.

3.22                        Related Party Transactions.  The Company is not a participant in a “transaction” with any “related person” that would be required to be disclosed by the Company under Item 404 of Regulation S-K.  For purposes of this Section 3.22, the terms “related person” and “transaction” have the meanings given to such terms in Item 404 of Regulation S-K.

3.23                        Customers and Suppliers.

(a)                                 Section 3.23(a) of the Company Disclosure Letter sets forth a true and complete list of the top ten (10) customers of the Company and the Company Subsidiaries (measured by gross revenue) for the fiscal year ended December 31, 2018 (the “Company Top Customers”). Except as would not have a Company Material Adverse Effect, none of the Company or any Company Subsidiary (i) has any outstanding dispute with any Company Top Customer, or (ii) has, since January 1, 2017, received any written (or, to the Knowledge of the Company, unwritten) notice from any Company Top Customer that such Company Top Customer shall not continue, or does not expect to continue, as a customer of the Company or any Company Subsidiary, as applicable, or that such Company Top Customer intends to materially reduce the scale of the business conducted with the Company or any of the Company Subsidiaries.

(b)                                 Section 3.23(b) of the Company Disclosure Letter sets forth a true and complete list of (i) the top ten (10) suppliers or vendors of the Company and the Company Subsidiaries (measured by gross expenditures) for the fiscal year ended and December 31, 2018 and (ii) any sole source suppliers of the Company and the Company Subsidiaries (collectively, the “Company Top Suppliers”). Except as would not have a Company Material Adverse Effect, none of the Company or any Company Subsidiary (i) has any outstanding dispute with any Company Top Supplier, or (ii) has, since January 1, 2017, received any written (or, to the Knowledge of the Company, unwritten) notice from any Company Top Supplier that such Company Top Supplier shall not continue, or does not expect to continue, as a supplier of the Company or any Company Subsidiary, as applicable, or that such Company Top Supplier intends to materially reduce the scale of the business conducted with the Company or any of the Company Subsidiaries.

3.24                        Opinions of Financial Advisors.  As of the date of this Agreement, the Company Board has received the opinion of the Company Financial Advisor, as of the date of this Agreement and based upon and subject to the assumptions, limitations, qualifications and other conditions contained therein, that the Offer Price to be received by the holders of Shares (other than those Shares canceled pursuant to Section 2.1(a)) pursuant to the Offer and the Merger is fair, from a financial point of view, to such holders.  The Company shall, promptly following the execution of this Agreement by all Parties, furnish a copy of such written opinion to Parent solely for informational purposes (it being agreed that none of the Parent or Merger Sub, nor any of their respective affiliates or Representatives, shall have the right to rely on such opinion).

3.25                        No Other Representations and Warranties.  Except for the representations and warranties of the Company contained in this Article III, the Company is not making and has not made, and no other Person is making or has made on behalf of the Company, any express or implied representation or warranty in connection with this Agreement or the transactions contemplated hereby. Nothing in this Section 3.25 shall limit any claim for fraud.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent represents and warrants to the Company as set forth in the statements contained in this Article IV except as set forth in the disclosure letter delivered by Parent to the Company at or before the execution and delivery by Parent of this Agreement (the “Parent Disclosure Letter”).  The Parent Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article IV, and the disclosure in any section of the Parent Disclosure Letter shall be deemed to qualify other sections in this Article IV to the extent that it is reasonably apparent on its face that such disclosure also qualifies or applies to such other sections.

4.1                               Organization, Good Standing and Qualification.  Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept). Each of Parent and Merger Sub has all requisite power and authority and possesses all Permits necessary to enable it to own, operate, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted (the “Parent Permits”), except where the failure to have such power or authority or to possess Parent Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.  Each of Parent and Merger Sub is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Parent has delivered or made available to the Company, prior to execution of this Agreement, true and complete copies of the (a) certificate of incorporation of Parent (the “Parent Charter”), (b)  the bylaws of Parent (the “Parent Bylaws”), (c) the certificate of incorporation of Merger Sub and (d) the bylaws of Merger Sub, in each case, as in effect as of the date of this Agreement.

4.2                               Corporate Authority and Approval.  Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Offer, the Merger and the other transactions contemplated hereby.  The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Offer, the Merger and the other transactions contemplated hereby have been duly and validly authorized by all necessary corporate action of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub or their respective stockholders are necessary to authorize the execution and delivery of this Agreement or to consummate the Offer, the Merger and the other transactions contemplated hereby (other than, with respect to the Merger, (x) the adoption of this Agreement by Parent in its capacity as the sole stockholder of Merger Sub, which adoption shall occur promptly following the execution of this Agreement, and (y) the filing of the Articles of Merger with the Department).  This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms except, in each case, as enforcement may be limited by the Bankruptcy and Equity Exception.

4.3                               No Conflicts; Consents.

(a)                                 The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance by Parent and Merger Sub of their respective obligations hereunder and the consummation of the transactions contemplated hereby will not, (i) conflict with, or result in any violation of any provision of, the Parent Charter, the Parent Bylaws or the comparable charter or organizational documents of Merger Sub, (ii) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, or give rise to any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or any of its Subsidiaries under, or require any consent or approval under, any provision of any Contract to which Parent or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound or (iii) conflict with, or result in any violation of any provision of, subject to the filings and other matters referred to in Section 4.3(b), any Judgment or Law, in each case, applicable to Parent or any of its Subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)                                 The execution and delivery of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement will not, require any Consent or filing or registration with, or notification to, any Governmental Entity, except for applicable requirements of the Exchange Act, the Securities Act, “blue sky”  laws, the HSR Act and any applicable foreign competition laws, filing and recordation of appropriate merger documents as required by the MGCL and the rules of the NASDAQ or other stock exchange, if applicable, and except where failure to obtain such Consents, or to make such filings, registrations or notifications, would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.4                               Litigation and Liabilities.  As of the date of this Agreement, there is no Proceeding pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.  As of the date of this Agreement, there is no Judgment outstanding against or, to the Knowledge of Parent, investigation by any Governmental Entity involving Parent or any of its Subsidiaries or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

4.5                               Parent Ownership of Company Securities.  None of Parent or any of its Subsidiaries is, or during the past five (5) years has been an “interested stockholder” (as defined in Section 3-601(j) of the MGCL) of the Company. None of Parent nor any its Subsidiaries is a “beneficial owner” (as defined in Section 3-601(d) of the MGCL) of any Shares as of the date hereof.

4.6                               Offer Documents.  The information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Schedule 14D-9 (and any amendment thereof or supplement thereto), will not, when filed with the SEC or when distributed or disseminated to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.  The Offer Documents, and all amendments thereto, and any other document required to be filed with the SEC or required to be distributed or otherwise disseminated to the Company’s stockholders in connection with the transactions contemplated hereby, will comply as to form in all material respects with the provisions of Rule 14d-3 of the Exchange Act or any other applicable Laws, as the case may be, and will not, when filed with the SEC or when distributed or disseminated to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that Parent and Merger Sub make no representation or warranty with respect to statements made in the Offer Documents or any other document filed or distributed by

Parent or Merger Sub based solely on information furnished by or on behalf of the Company in writing for inclusion or incorporation by reference therein.

4.7                               Brokers and Finders.  No broker, investment banker, financial advisor or other Person, other than Barclays Capital Inc. (the “Parent Financial Advisor”), the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Parent.

4.8                               Sufficiency of Funds.  As of the Effective Time, Parent and Merger Sub will have available to them cash and other sources of immediately available funds sufficient to pay the aggregate Merger Consideration and all other cash amounts payable pursuant to this Agreement. Parent and Merger Sub expressly acknowledge and agree that their obligations under this Agreement, including their obligations to consummate the Merger or any of the other transactions contemplated by this Agreement, are not subject to, or conditioned on, the receipt or availability of any funds or financing.

4.9                               Ownership and Operations of Merger Sub.  Parent directly or indirectly owns beneficially all of the outstanding shares of common stock of Merger Sub, free and clear of any Liens other than Liens imposed under any federal or state securities Laws. Merger Sub was formed solely for the purpose of engaging in the Merger, has engaged in no other business activities and has conducted its operations only as contemplated hereby. The authorized shares of common stock of Merger Sub consist of 100,000 shares, 100 of which are validly issued and outstanding.

4.10                        No Other Representations and Warranties.  Except for the representations and warranties of Parent and Merger Sub contained in this Article IV, Parent and Merger Sub are not making and have not made, and no other Person is making or has made on behalf of Parent or Merger Sub, any express or implied representation or warranty in connection with this Agreement or the transactions contemplated hereby. Nothing in this Section 4.10 shall limit any claim for fraud.

ARTICLE V

COVENANTS

5.1                               Conduct of Business by the Company.  (a)  Except for matters set forth in Section 5.1 of the Company Disclosure Letter or otherwise expressly required by this Agreement (including to effect any of the transactions contemplated hereby) or required by applicable Law or with the prior written consent of Parent, from the date of this Agreement to the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, the Company shall, and shall cause each Company Subsidiary to, (i) conduct its business in the ordinary course of business and (ii) use reasonable best efforts to (x) preserve intact its business organization, assets and advantageous business relationships with its customers, suppliers, licensors, licensees and distributors and (y) keep available the services of its current officers and employees.

(b)                                 In addition, and without limiting the generality of the foregoing, except for matters set forth in Section 5.1 of the Company Disclosure Letter or otherwise expressly required by this Agreement or required by applicable Law or with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause each Company Subsidiary not to, do any of the following:

(i)                                     (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than dividends and distributions by a direct or indirect wholly owned Company Subsidiary to its parent, (B) split, combine, subdivide, adjust, amend the terms of, or reclassify any of its capital stock, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, directly or indirectly, any capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, other than (1) the withholding of Shares to satisfy tax obligations with respect to awards granted pursuant to the Company Stock Plans, (2) the acquisition by the Company of awards granted pursuant to the Company Stock Plans in connection with the forfeiture of such awards and (3) in connection with the conversion of Company Notes in accordance with the terms of the Company Indenture;

(ii)                                  issue, deliver, sell, grant, transfer, dispose of, pledge or otherwise encumber or subject to any Lien (except for transactions solely among the Company and any wholly owned Company Subsidiary and for any Liens in favor of the administrative agent under the Company’s existing first lien and second lien credit agreements in effect as of the date hereof), or enter into any Contract with respect to, (A) any shares of capital stock of the Company or any Company Subsidiary, (B) any other equity interests or voting securities of the Company or any Company Subsidiary, (C) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, (D) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, or (E) any Company Voting Debt except, in each case of (A)-(E), for issuing Shares (i) in respect of equity or equity-based awards outstanding as of the date hereof under the Company Stock Plans and (ii) as may be required in accordance with the terms of the Company Indenture in effect as of the date hereof;

(iii)                               amend the Company Charter or the Company Bylaws or the equivalent organizational documents of any Company Subsidiary, except as may be required by applicable Law;

(iv)                              except pursuant to the terms of any Company Plan or as required by applicable Law: (A) materially increase the compensation (including salaries, wages and bonuses) or benefits payable to any employee of the Company or a Company Subsidiary, except (1) in connection with ordinary course reviews or promotions for the Company’s 2020 fiscal year, which increases, if any, shall be consistent with past practice and which shall not exceed 3% of the aggregate Company expense for compensation and benefits as of the date hereof; and (2) increases in base salary (and, to the extent based on a percentage of base salary, corresponding increases in annual bonus targets) made in connection with promotions for employees with annual base salary not in excess of $200,000 made in the ordinary course of business, (B) grant any new change in control, severance, retention or other similar bonus to, or enter into or amend the terms of any employment agreement with, any employee of the Company or a Company Subsidiary, (C) grant any equity awards to any employee of the Company or a Company Subsidiary, except for sign-on equity grants to new employees made at levels and at times consistent with past practice for such position, and which provide for the ability of a successor to the Company in a change of control transaction to assume or roll such awards, (D) establish, amend, terminate or materially increase the benefits or costs provided under any Company Plan that is a health, welfare or retirement plan, (E) accelerate the vesting or payment of, or take any action to fund, any benefit or payment provided to employees or service providers of the Company or the Company Subsidiaries; or (F) issue any Shares in connection with a Purchase Date (as defined in the ESPP) pursuant to the ESPP as a primary issuance;

(v)                                 make any change in financial accounting methods, principles or practices, except insofar as required by GAAP (after the date of this Agreement);

(vi)                              directly or indirectly (A) acquire or agree to acquire or (B) divest or agree to divest, in any transaction any equity interest in or business or division of any Person, including by merger, consolidation, or acquisition of assets (other than any transaction solely between the Company and a wholly owned Company Subsidiary or solely between wholly owned Company Subsidiaries) if, solely in the case of clause (A), the amount of the consideration paid or transferred by the Company and the Company Subsidiaries in connection with any such transactions would exceed $2,000,000 individually or $5,000,000 in the aggregate;

(vii)                           sell, lease (as lessor), license, covenant not to assert, mortgage, sell, transfer, abandon, allow to lapse, and leaseback, pledge or otherwise encumber or subject to any Lien (other than any Permitted Lien), or otherwise dispose of any material properties, rights or assets (other than sales of products or services in the ordinary course of business) or any interests therein that individually have a fair market value in excess of $2,000,000 or in the aggregate have a fair market value in excess of $5,000,000, except (A) pursuant to Company Material Contracts in effect on the date of this Agreement (or entered into after the date of this Agreement without violating the terms of this Agreement), (B) any of the foregoing with respect to inventory in the ordinary course of business, (C) any of the foregoing with respect to obsolete or worthless equipment in the ordinary course of business, (D) in relation to mortgages, liens and pledges to secure Indebtedness for borrowed money permitted to be incurred under Section 5.1(b)(viii) and guarantees thereof or (E) for any transactions solely among the Company and any wholly owned Company Subsidiary in the ordinary course of business;

(viii)                        (x) incur, guarantee or assume, directly or indirectly, any Indebtedness, except for (A) Indebtedness incurred in the ordinary course of business in respect of obligations under a lease that are required to be capitalized for financial reporting purposes under GAAP (with the amount of Indebtedness in respect of any such lease being the capitalized amount thereof that would appear on a balance sheet prepared in accordance with GAAP and which amount shall not exceed $2,000,000), (B) intercompany Indebtedness solely among the Company and the wholly owned Company Subsidiaries in the ordinary course of business, or (C) making borrowings under the Company’s revolving credit facility (as existing on the date hereof) solely for purposes of funding capital expenditures made in accordance with clause (ix) or working capital requirements, in each case, in the ordinary course of business; or (y) make any loans, or advances to, or capital contributions or investments in, any Person, or waive, settle, cancel or release any amounts owed to the Company or any Company Subsidiary, including grants of material refunds, credits, rebates and allowances;

(ix)                              make, or agree or commit to make any capital expenditure in excess of $3,000,000 individually or in the aggregate for all such capital expenditures that are not contemplated by the FY 2019 capital expenditure forecast (copies of which were previously provided to Parent) provided that such expenditures are in the ordinary course of business;

(x)                                 commence, waive, release, assign, settle or compromise any Proceeding, other than waivers, releases, assignments, settlements or compromises in the ordinary course of business that involve only the payment of monetary damages not in excess of $2,500,000 in the aggregate;

(xi)                              enter into, modify, amend, extend, renew, replace or terminate any collective bargaining or other labor union Contract applicable to the employees of the Company or any of the Company Subsidiaries;

(xii)                           other than in the ordinary course of business, materially amend or modify, terminate, or release, assign or waive any rights under, any Company Material Contract, or any teaming agreement to which the Company or any Company Subsidiary is a party or enter into, materially amend or modify, terminate, or release, assign or waive any rights under, any Contract that would be a Company Material Contract if it had been entered into prior to the date of this Agreement;

(xiii)                        except as required by applicable Law, (A) make, change or revoke any material Tax election; (B) change any material method of Tax accounting or annual Tax accounting period; (C) file any material amendment to a Tax Return; (D) settle or compromise any material Proceeding relating to Taxes; (E) obtain or request any material Tax ruling or closing agreement; (F) take any position on any material income Tax Return if in the Company’s Tax Return preparer’s reasonable judgement such position is not “more likely than not” to be sustained; or (G) surrender any right to obtain a material Tax refund;

(xiv)                       terminate or modify in any material respect any Insurance Policy, or fail to maintain any Insurance Policy with at least the same coverage and on terms and conditions not materially less advantageous to the insured than such existing Insurance Policy;

(xv)                          enter into any new line of business or terminate any existing line of business or division;

(xvi)                       engage in any transactions, arrangements or understanding with any Affiliate or other Person that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(xvii)                    adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization, or file a petition in bankruptcy or consent to the filing of any bankruptcy petition under applicable Law; or

(xviii)                 authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

(c)                                  All notices, requests, instructions, communications or other documents to be given in connection with any consultation or approval required pursuant to this Section 5.1 shall be in writing and shall be deemed given as provided for in Section 8.6, and, in each case, shall be addressed to such individuals as the Parties shall designate in writing from time to time.

5.2                               Company Acquisition Proposal.

(a)                                 No Solicitation or Negotiation.  From and after the date of this Agreement until the earlier to occur of the Effective Time and the termination of this Agreement in accordance with Article VII, except as expressly permitted by this Section 5.2, the Company shall not, and shall cause its and its Subsidiaries’ directors, officers and employees not to, and shall direct its and their respective investment bankers, attorneys, accountants and other advisors or representatives (collectively, along with such directors, officers and employees, “Representatives”) not to, directly or indirectly:

(i)                                     solicit, initiate, knowingly induce, knowingly encourage or knowingly facilitate any inquiries, expressions of interest or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal;

(ii)                                  participate in any discussions or negotiations with any Person regarding any Company Acquisition Proposal;

(iii)                               provide (including through access to any data room) any non-public information or data concerning the Company or any of its Subsidiaries to any Person in connection with, or that would reasonably be expected to be used for purposes of formulating,  any Company Acquisition Proposal;

(iv)                              approve or recommend, make any public statement approving or recommending, or enter into any agreement, letter of intent, memorandum of understanding, agreement in principle or Contract relating to, any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal; or

(v)                                 submit any Company Acquisition Proposal or any matter related thereto to the vote of the stockholders of the Company.

The Company shall, and the Company shall cause the Company Subsidiaries and its and their respective Representatives to, (x) immediately cease and cause to be terminated any solicitation, discussions and negotiations with any Person conducted heretofore with respect to any Company Acquisition Proposal, or proposal that would reasonably be expected to lead to a Company Acquisition Proposal, (y) promptly terminate access by any such Person to any physical or electronic data rooms, and any other access to non-public information or data of the Company and the Company Subsidiaries, made available by the Company, the Company Subsidiaries or their Representatives and (z) promptly instruct each Person that has previously executed a confidentiality agreement in connection with such Person’s consideration of a Company Acquisition Proposal to return to the Company or destroy any non-public information previously furnished to such Person or any of such Person’s Representatives by or on behalf of the Company. Without limiting the foregoing, any breach of the restrictions set forth in this Section 5.2 by any Affiliate or Representative of the Company or any Company Subsidiary shall be deemed to be a breach of this Section 5.2 by the Company.

(b)                                 Fiduciary Exception to No Solicitation Provision.  Notwithstanding anything to the contrary in Section 5.2(a), from and after the date of this Agreement until the earlier to occur of the Acceptance Time and the termination of this Agreement in accordance with Article VII, the Company may, in response to an unsolicited, bona fide written Company Acquisition Proposal which did not result from a breach of Section 5.2(a) and so long as it has provided prior written notice to Parent in accordance with Section 5.2(c), (i) provide access to non-public information regarding the Company or any of the Company Subsidiaries to the Person who made such Company Acquisition Proposal; provided, that such information has previously been made available to Parent or is provided to Parent substantially concurrently with the making of such information available to such Person and that, prior to furnishing any such material non-public information, the Company receives from the Person making such Company Acquisition Proposal an executed confidentiality agreement with terms at least as restrictive in all material respects on such Person as the Confidentiality Agreement’s terms are on Parent (it being understood that such confidentiality agreement need not prohibit the making or amending of a Company Acquisition Proposal), and (ii) engage or participate in any discussions or negotiations with any such Person regarding such Company Acquisition Proposal if, and only if, prior to taking any action described in clause (i) or (ii) above, the Company Board determines in good faith after consultation with outside legal counsel and a financial advisor of nationally recognized reputation that (A) such Company Acquisition Proposal either constitutes a Company Superior Proposal or would reasonably be expected to lead to a Company Superior Proposal and (B) the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary or similar duties under applicable Law. The Company shall enforce any preexisting explicit or implicit confidentiality or standstill provisions or similar agreements with any Person or group of Persons, unless the Company Board, after consultation with outside legal counsel and a financial advisor of nationally recognized reputation, determines in good faith that any failure to do so would be reasonably be expected to be inconsistent with the directors’ fiduciary or similar duties under applicable Law.

(c)                                  Notice.  The Company shall promptly (and, in any event, within twenty-four (24) hours) notify Parent in writing (with notice by email being sufficient, regardless of time of day or transmission on a non-Business Day, notwithstanding anything to the contrary in Section 8.6) if (i) any written or other inquiries, proposals or offers with respect to, or that could reasonably be expected to lead to, a Company Acquisition Proposal are received by the Company, any Company Subsidiary or any of their respective Representatives, (ii) any non-public information is requested in connection with any Company Acquisition Proposal (or any inquiry, proposal or offer that could reasonably be expected to lead to a Company Acquisition Proposal) from the Company, any Company Subsidiary or any of their respective Representatives, or (iii) any discussions or negotiation with respect to a Company Acquisition Proposal (or any inquiry, proposal or offer that could reasonably be expected to lead to a Company Acquisition Proposal) are sought to be initiated or continued with the Company, any Company Subsidiary or any of their respective Representatives, in each case, (x) indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers and (y) attaching copies of any materials, documents and correspondence related thereto, including any proposed Company Alternative Acquisition Agreements and any related financing commitments, and thereafter shall keep Parent informed, on a current basis, of the status and terms of any such proposals or offers (including any amendments or modifications thereto and updated copies of all materials, documents and correspondence related thereto) and the status of any such discussions or negotiations.

(d)                                 Definitions.  For purposes of this Agreement:

“Company Acquisition Proposal” means any inquiry, indication of interest or proposal (other than a proposal or offer by Parent or any of its Subsidiaries), in writing or otherwise, concerning or relating to (whether in a single transaction or a series of related transactions) (i) any merger, consolidation, reorganization, share exchange, business combination, issuance or sale of securities, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction in which (x) a person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires, or if consummated in accordance with its terms would acquire, beneficial or record ownership of securities representing more than twenty percent (20%) of the outstanding shares of any class of voting securities of the Company; or (y) the Company issues securities representing more than twenty percent (20%) of the outstanding shares of any class of voting securities of the Company; (ii) any direct or indirect sale, lease, exchange, transfer, acquisition or disposition of any assets or securities of the Company or any of the Company Subsidiaries that constitute or account for (x) more than twenty percent (20%) of the consolidated net revenues of the Company and the Company Subsidiaries, consolidated net income of the Company and the Company Subsidiaries or consolidated book value of the Company and the Company Subsidiaries; or (y) more than twenty percent (20%) of the fair market value of the assets of the Company and the Company Subsidiaries taken as a whole; (iii) any combination of the foregoing or (iv) any liquidation or dissolution of the Company.

“Company Intervening Event” means any material favorable event, occurrence, fact, condition, change, development or effect first occurring or first arising after the date of this Agreement that (i) was not known to, or reasonably foreseeable by, any member of the Company Board prior to the execution of this Agreement, which event, occurrence, fact, condition, change, development or effect, or any material consequence thereof, becomes known to, or reasonably foreseeable by, the Company Board prior to the Acceptance Time, and (ii) does not relate to (A) the receipt, existence or terms of a Company Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Company Acquisition Proposal or (B) any

(1) changes in the market price or trading volume of the Shares or shares of Parent or (2) the Company or Parent meeting, failing to meet or exceeding published or unpublished revenue or earnings or other financial performance projections, in each case in and of itself (it being understood that with respect to each of clause (1) and clause (2) solely as it relates to the Company, the facts or occurrences giving rise or contributing to such change or event may be taken into account when determining a Company Intervening Event to the extent otherwise satisfying this definition).

“Company Superior Proposal” means any bona fide, binding, written Company Acquisition Proposal (with all percentages in the definition of Company Acquisition Proposal increased to fifty percent (50%)) on terms which the Company Board determines in good faith (after consultation with outside legal counsel and financial advisors of nationally recognized reputation) to be (i) more favorable to the holders of Shares than the Offer and the Merger (taking into account all of the terms and conditions of, and the likelihood of completion of, such proposal and this Agreement (including any changes to the terms of this Agreement proposed by Parent in response to such offer or otherwise)), (ii) would reasonably be expected to be completed, taking into account all financial, legal, conditionality, regulatory and other aspects of such proposal and (iii) not subject to any due diligence investigation or financing condition and fully financed with available cash on hand or otherwise fully backed by written financing commitments that are in full force and effect.

(e)                                  No Company Change in Recommendation or Company Alternative Acquisition Agreement.  Except as provided in Section 5.2(f) and Section 5.2(g), the Company Board and each committee of the Company Board shall not, directly or indirectly, (i) (A) withhold, withdraw, qualify, amend or modify (or publicly propose or resolve to withhold, withdraw, qualify, amend or modify), in a manner adverse to Parent,  the Company Recommendation, or fail to include the Company Recommendation in the Schedule 14D-9 when disseminated to the stockholders of the Company, or (B) approve, recommend, endorse or otherwise declare advisable (or publicly propose or resolve to approve, recommend. endorse or otherwise declare advisable) any Company Acquisition Proposal or (C) make or authorize the making of any public statement (oral or written) that has the substantive effect of such a withdrawal, qualification, endorsement or modification, or (D) submit any Company Acquisition Proposal to the vote of the stockholders of the Company, (ii) following the public announcement of any Company Acquisition Proposal, fail to issue a public press release within five (5) Business Days thereof that the Company Board expressly reaffirms the Company Recommendation, (iii) cause or permit the Company or any of the Company Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, lease agreement or other similar agreement or Contract (other than a confidentiality agreement referred to in Section 5.2(b) entered into in compliance with Section 5.2(a)) relating to any Company Acquisition Proposal or requiring the Company (or that would require the Company) to abandon, terminate, or fail to consummate the Merger or any other transaction contemplated by this Agreement (a “Company Alternative Acquisition Agreement”); (iv) approve or recommend, or publicly propose to enter into a Company Alternative Acquisition Agreement, or (v) announce its intention, authorize, commit, resolve or agree to do any of the foregoing (each, a “Company Change in Recommendation”).

(f)                                   Company Change in Recommendation Provision Due to Superior Proposal.  Notwithstanding anything to the contrary set forth in Section 5.2(e), following receipt of a written Company Acquisition Proposal by the Company after the date of this Agreement that did not result from a breach of Section 5.2(a) and the Company Board determining in good faith, after consultation with financial advisors of nationally recognized reputation and outside legal counsel, constitutes a Company Superior Proposal, the Company Board may, at any time prior to the Acceptance Time, make a Company Change in Recommendation and/or terminate this Agreement in accordance with Section 7.3(b) to enter into a Company Alternative Acquisition Agreement with respect to such Company Superior Proposal in accordance with Section 5.2(f)(ii), or authorize, resolve, agree or propose publicly to take any such action, if and only if all of the following conditions are previously met:

(i)                                     the Company shall have (A) provided to Parent four (4) Business Days’ prior written notice, which shall state expressly (1) that it has received a written Company Acquisition Proposal that constitutes a Company Superior Proposal, (2) the material terms and conditions of the Company Acquisition Proposal (including the form and amount of consideration offered therein and the identity of the Person or group making the Company Acquisition Proposal), and shall have contemporaneously provided an unredacted copy of the Company Alternative Acquisition Agreement and all other documents (other than immaterial documents) related to the Company Superior Proposal (it being understood and agreed that any amendment to the financial terms (including price) or any other material term or condition of such Company Superior Proposal shall require a new notice and an additional two (2) Business Day period) and (3) that, subject to clause (ii) below, the Company Board has determined to effect a Company Change in Recommendation or to terminate this Agreement in accordance with Section 7.3(b) in order to enter into the Company Alternative Acquisition Agreement, as applicable, and (B) prior to making such a Company Change in Recommendation or terminating this Agreement in accordance with Section 7.3(b), as applicable, (x) negotiated, and directed its Representatives to negotiate, in good faith with Parent (to the extent Parent elects to negotiate) during such notice period to consider adjustments to the terms and conditions of this Agreement which may be proposed in writing by Parent such that the Company Alternative Acquisition Agreement ceases to constitute a Company Superior Proposal, and (y) in determining whether to make a Company Change in Recommendation and/or to effect such a termination in accordance with Section 7.3(b), the Company Board shall take into account any changes to the terms of this Agreement proposed in writing by Parent; and

(ii)                                  the Company Board shall have determined, in good faith, after consultation with financial advisors of nationally recognized reputation and outside legal counsel, that, (A) in light of such Company Superior Proposal and taking into account any revised terms proposed in writing by Parent, such Company Superior Proposal continues to constitute a Company Superior Proposal and(B) the failure to make such Company Change in Recommendation or to so terminate this Agreement in accordance with Section 7.3(b), as applicable, would reasonably be expected to be inconsistent with the directors’ fiduciary or similar duties under applicable Law.

(g)                                  Company Change in Recommendation Due to Company Intervening Event.  Notwithstanding anything to the contrary set forth in Section 5.2(e), upon the occurrence of any Company Intervening Event, the Company Board may, at any time prior to the

Acceptance Time, take any action that is otherwise prohibited by clause (i)(A) or clause (i)(C) of the definition of Company Change in Recommendation, which action would constitute a Company Change in Recommendation, if and only if all of the following conditions are previously met:

(i)                                     the Company shall have (A) provided to Parent four (4) Business Days’ prior written notice, which shall (1) set forth in reasonable detail information describing the Company Intervening Event and the rationale for the Company Change in Recommendation, and (2) state expressly that, subject to clause (ii) below, the Company Board has determined to effect a Company Change in Recommendation, and (B) prior to making such a Company Change in Recommendation, negotiated, and directed its Representatives to negotiate, in good faith with Parent (to the extent Parent elects to negotiate) during such four (4) Business Day period to consider revisions to the terms and conditions of this Agreement which may be proposed in writing by Parent so that a Company Change in Recommendation would no longer be necessary; and

(ii)                                  the Company Board shall have determined in good faith, after consultation with financial advisors of nationally recognized reputation and outside legal counsel, that in light of such Company Intervening Event and taking into account any revised terms proposed in writing by Parent, the failure to make a Company Change in Recommendation, would reasonably be expected to be inconsistent with the directors’ fiduciary or similar duties under applicable Law.

(h)                                 Certain Permitted Disclosure.  Nothing contained in this Section 5.2 shall be deemed to prohibit the Company from complying with its disclosure obligations under applicable U.S. federal or state Law with regard to a Company Acquisition Proposal; provided, that any “stop look and listen” communication to its stockholders of the nature contemplated by Rule 14d-9 under the Exchange Act shall include an affirmative statement to the effect that the Company Recommendation is affirmed or remains unchanged; provided, further, that this Section 5.2(h) shall not be deemed to permit the Company or the Company Board to effect a Company Change in Recommendation except in accordance with Section 5.2(f) or Section 5.2(g).

5.3                               Filings; Other Actions; Notification.

(a)                                 The Company and Parent shall, subject to Sections 5.2, cooperate with each other and use, and shall cause their respective Subsidiaries to use, their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable under this Agreement and applicable Laws and Judgments to consummate and make effective the Offer and the Merger and the other transactions contemplated by this Agreement as expeditiously as possible, including (i) preparing and filing all documentation to effect all necessary notices, reports and other filings (and in any event, by filing within five (5) Business Days after the date of this Agreement) the notifications, filings and other information required to be filed under the HSR Act and to obtain as expeditiously as possible all Consents, registrations, expirations of waiting periods and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Offer, the Merger or any of the other transactions contemplated by this

Agreement, (ii) satisfying the conditions to consummating the Merger, (iii) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Offer and/or the Merger, (iv) obtaining (and cooperating with each other in obtaining) any Consent or any exemption by, any non-governmental third party, in each case, to the extent necessary, proper or advisable in connection with the Offer and the Merger, (v) satisfying the conditions and obligations with respect to any Indebtedness of the Company to the extent necessary to consummate the Merger, (vi) submitting any filings or notifications to the U.S. Department of State’s Directorate of Defense Trade Controls required under Section 122.4 of the ITAR, and (vii) executing and delivering any reasonable additional instruments necessary to consummate the transactions contemplated hereby and to fully carry out the purposes of this Agreement. For the avoidance of doubt, Parent shall be responsible for the payment of all filing fees payable to any Governmental Entity in connection with clauses (i) and (vi).

(b)                                 Subject to Section 5.3(c), in the event that the Parties receive a request for information or documentary material pursuant to the HSR Act (a “Second Request”), unless otherwise agreed to by the Company, the Parties will use their reasonable best efforts to submit an appropriate response to, and to certify compliance with, such Second Request as promptly as practicable, and counsel for both Parties will closely cooperate during the entirety of any such Second Request review process.  Neither Party shall agree to extend any waiting period under the HSR Act or enter into any agreement with any Governmental Entity to delay the transactions contemplated hereby except with the prior written consent of the other Party.  None of the Parties shall knowingly take, cause or permit to be taken or omit to take any action which such Party reasonably expects is likely to materially delay or prevent consummation of the contemplated transactions, unless otherwise agreed to by the Parties.

(c)                                  Parent and the Company shall cooperate with respect to the Antitrust Laws and shall have joint decision making authority with respect to obtaining the required Consents under the Antitrust Laws and otherwise hereunder, including pursuant to this Section 5.3.  No Party or its counsel shall independently participate in any substantive call or meeting relating to the Antitrust Laws with any Governmental Entity in respect of such filings, investigation, or other inquiry without giving the other Party or its counsel prior notice of such call or meeting and, to the extent permitted by such Governmental Entity, the opportunity to attend and/or participate.  In furtherance of the foregoing and to the extent permitted by applicable Law, (i) each Party shall notify the other, as far in advance as practicable, of any filing or material or substantive communication or inquiry it or any of its Subsidiaries intends to make with any Governmental Entity relating to the matters that are the subject of this Section 5.3, (ii) prior to submitting any such filing or making any such communication or inquiry, such Party shall provide the other Party and its counsel a reasonable opportunity to review, and shall consider in good faith the comments of the other Party in connection with, any such filing, communication or inquiry, (iii) promptly following the submission of such filing or making such communication or inquiry, provide the other Party with a copy of any such filing or, if in written form, communication or inquiry and (iv) consult with the other Party in connection with any inquiry, hearing, investigation or litigation by, or negotiations with, any Governmental Entity relating to the Offer and/or the Merger, including the scheduling of, and strategic planning for, any meetings with any Governmental Entity relating thereto.  In exercising the foregoing cooperation rights, the Company and Parent each shall act reasonably, in good faith and as promptly as reasonably practicable.  Notwithstanding the foregoing, materials provided pursuant to this Section 5.3 may be reasonably redacted (A) to remove references concerning the valuation of the Company, the Offer and the Merger, (B) as necessary to comply with contractual arrangements, (C) as necessary to address reasonable privilege concerns or (D) as otherwise required by applicable Law.

(d)                                 In furtherance and not in limitation of the covenants of the Parties contained in this Section 5.3, each of the Parties hereto shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity in connection with the Applicable Antitrust Laws and to avoid the entry of, or effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order or other order in any suit or proceeding, that would otherwise have the effect of preventing the consummation of the transactions contemplated hereby.  For the purposes of this Section 5.3(d), “reasonable best efforts” shall mean taking any and all actions necessary to obtain the Consents or waiting period expirations of any Governmental Entity in connection with the Applicable Antitrust Laws required to consummate the Offer and the Merger prior to the Outside Date, including (i) proposing, negotiating, committing to, effecting and agreeing to, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, hold separate, and other disposition of the businesses, assets, products or equity interests of the Company or any of the Company Subsidiaries or any of Parent’s or its Subsidiaries’ other businesses, assets, products or equity interests now owned or hereafter acquired by Parent, (ii) creating, terminating, or amending any existing relationships, ventures, contractual rights or obligations of Parent, the Company or their respective Subsidiaries, (iii) otherwise taking or committing to any action that would limit Parent’s freedom of action with respect to, or its ability to retain or hold, directly or indirectly, any businesses, assets, products or equity interests of Parent or the Company (including any of their respective Subsidiaries) and (iv) making, or causing any Subsidiaries to make, any commitment, or committing to (or causing any Subsidiaries to commit to) make any commitment (to any Governmental Entity in connection with the Applicable Antitrust Laws) regarding the future operations of Parent or the Company (including any of their respective Subsidiaries) (the “Regulatory Actions”).  Nothing in this Section 5.3 shall require Parent, the Company or their respective Subsidiaries to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon the Closing. The Parties shall jointly control the process and strategy for pursuing any such Regulatory Actions.

(e)                                  In furtherance and not in limitation of the covenants of the Parties contained in this Section 5.3, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging the Offer and/or the Merger or any other transaction contemplated by this Agreement as violative of any Antitrust Law, each of the Company and Parent shall use reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Offer and/or the Merger.

(f)                                   Information.  The Company and Parent each shall, upon request by the other, promptly furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Offer Documents and any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(g)                                  Status.  The Company and Parent each shall keep the other reasonably apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notice or other communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries from any third party and/or any Governmental Entity with respect to the Offer and the Merger and the other transactions contemplated by this Agreement, other than immaterial communications.

5.4                               Access; Consultation.  (a) Upon reasonable notice, and except as may otherwise be required by applicable Law, the Company shall, and shall cause each of the Company Subsidiaries to, afford Parent and Parent’s Representatives reasonable access, during normal business hours during the period prior to the Effective Time, to the Company’s, and each of the Company Subsidiaries’ employees, properties, assets, books, records and contracts and, during such period, the Company shall, and shall cause each of the Company Subsidiaries to, furnish promptly to Parent all information concerning its or any of its Subsidiaries’ assets, liabilities, capital stock, business and personnel as may reasonably be requested by Parent or Parent’s Representatives, including using commercially reasonable efforts to cooperate with Parent and its Representatives in connection with the provision of customary information regarding the Company and the Company Subsidiaries as reasonably requested by Parent to the extent required by its bank credit facilities (subject to the confidentiality provisions contained therein) for delivery of certificates and information relating to acquisitions; provided, that no investigation pursuant to this Section 5.4 shall affect or be deemed to modify any representation or warranty made by the Company; and provided, further that the foregoing shall not require the Company to permit any invasive environmental sampling or to disclose any information pursuant to this Section 5.4 to the extent that in the reasonable good faith judgment of the Company (after consultation with outside counsel) (i) any applicable Law requires the Company or the Company Subsidiaries to restrict or prohibit access to any such properties or information, (ii) in the reasonable good faith judgment of the Company, the information is subject to confidentiality obligations to a third party or (iii) disclosure of any such information or document would result in the loss of attorney-client privilege; provided, further that with respect to clauses (i) through (iii) of this Section 5.4(a), the Company shall use its commercially reasonable efforts to (1) obtain the required consent of any such third party to provide such inspection or disclosure, (2) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to Parent and (3) in the case of clauses (i), (ii) and (iii), implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to reasonably remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or confidentiality obligations or jeopardizing such privilege.  Any investigation pursuant to this Section 5.4 shall be conducted in such a manner as not to interfere unreasonably with the conduct of the business of the Company.  All requests for information made pursuant to this

Section 5.4 shall be directed to an executive officer of the Company, or such Person as may be designated by any such executive officer.

(b)                                 The Company, as it deems advisable and necessary, may reasonably designate competitively sensitive material provided to the other as “Outside Counsel Only Material” or with similar restrictions.  Such material and the information contained therein shall be given only to the legal counsel of Parent, or otherwise as the restriction indicates, and be subject to any additional confidentiality or joint defense agreement between the Parties.  All information exchanged pursuant to this Section 5.4 shall be subject to the Confidentiality Agreement.  To the extent that any of the information or material furnished pursuant to this Section 5.4 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the Parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege.  All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.

(c)                                  Each of the Company and Parent shall give prompt notice to one another of any Effect that would reasonably be likely to result in a Company Material Adverse Effect or Parent Material Adverse Effect (as applicable), or of any reasonably likely failure of any condition to Parent’s or the Company’s obligations to effect the Merger (as applicable).

5.5                               Stock Exchange De-listing and De-registration.  The Company shall take all actions necessary to permit the Shares and any other security issued by the Company or one of its Subsidiaries and listed on NASDAQ to be de-listed from NASDAQ and de-registered under the Exchange Act as soon as possible following the Effective Time.

5.6                               Publicity.  The initial press release with respect to the entry into this Agreement, the Merger and the other transactions contemplated hereby shall be a joint press release and thereafter the Company and Parent shall consult with each other and obtain the other Party’s written consent prior to issuing or making, and provide each other the reasonable opportunity to review and comment on, any press releases or other public announcements with respect to the Merger and the other transactions contemplated by this Agreement (including internal announcements to employees of the Company) and any filings with any third party and/or any Governmental Entity (including any national securities exchange) with respect thereto, and shall incorporate any comments reasonably proposed by the other Party, except (a) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange (in which case the disclosing Party shall use commercially reasonable efforts to allow the other Party reasonable time to review and comment thereon and shall incorporate any comments reasonably proposed), (b) any press release or public statement that in the good faith judgment of the applicable Party is consistent with prior press releases issued or public statements made in compliance with this Section 5.6 or (c) with respect to any Company Change in Recommendation made in accordance with this Agreement or Parent’s response thereto.

5.7                               Employee Benefits.

(a)                                 Parent agrees that each employee of the Company or a Company Subsidiary who continues to remain employed with the Company or its Affiliates following the Effective Time (a “Continuing Employee”) shall, during the period commencing at the Effective Time and ending on the first (1st) anniversary of the Effective Time (the “Continuation Period”), be provided with (i) an annual rate of base salary or base wage that is no less favorable than the base salary or base wages provided to such Continuing Employee by the Company and the Company Subsidiaries immediately prior to the Effective Time, (ii) target annual cash bonus opportunities that are no less favorable in the aggregate than the target annual cash bonus opportunities provided to such Continuing Employee by the Company and the Company Subsidiaries immediately prior to the Effective Time and, (iii) to the extent such Continuing Employee was provided a long-term incentive opportunity in the Company’s 2019 fiscal year, a long-term incentive opportunity in Parent’s fiscal year 2020 with a grant date fair value that is consistent with the guidelines set forth on Section 5.7(a) of the Company Disclosure Letter.  Parent agrees that Continuing Employees shall, during the Continuation Period, be provided with retirement, welfare and other employee benefits (excluding long term incentive opportunities) that are substantially comparable in the aggregate to those provided by the Company and the Company Subsidiaries to such Continuing Employees as of immediately prior to the Effective Time.

(b)                                 Parent shall provide or shall cause to be provided the severance payments and benefits set forth on Section 5.7(b) of the Company Disclosure Letter to any Continuing Employee who is laid off, made redundant or whose employment is otherwise involuntarily terminated without cause during the twelve (12) month period following the Closing Date (the “Involuntarily Terminated Employees”), except with respect to Involuntarily Terminated Employees who have individualized agreements with the Company or a Company Subsidiary, in which case the terms of such agreements shall remain in force. Notwithstanding the foregoing, an Involuntarily Terminated Employee (other than those who are party to the aforementioned individualized agreements) shall receive the severance payments and benefits set forth in the severance plans and arrangements of Parent or its Affiliates in which such Involuntarily Terminated Employee is eligible to participate following the Closing Date (the “Parent Severance”) in lieu of such Involuntarily Terminated Employee’s severance entitlements set forth in the previous sentence (the “Company Severance”) if the Company Severance is less favorable in the aggregate than the Parent Severance.

(c)                                  In the event that the Closing Date occurs in 2019, Parent shall, or shall cause the Surviving Company to, pay to (1) each Continuing Employee who remains employed with Parent, the Surviving Company or their respective Affiliates through September 30, 2019 and (2) each Involuntarily Terminated Employee who terminates employment on or before September 30, 2019 (the “Terminated Employees”), a bonus for the 2019 performance period (the “2019 Annual Bonus”) that is equal to the 2019 Annual Bonus that such Continuing Employee would have been entitled to receive under the Company Plans based on the Continuing Employee’s actual performance as determined reasonably and in good faith by Parent and prorated to reflect the portion of the 2019 performance period through September 30, 2019; provided that, for each Terminated Employee, the 2019 Annual Bonus amount shall be prorated to reflect the portion of the 2019 performance period until the date of such Terminated Employee’s termination of employment; provided, further, that the foregoing treatment upon termination of employment shall not apply to the extent that its application would result in a duplication of a prorated bonus amount provided to such Terminated Employee under the terms of the applicable Company Plan.   The 2019 Annual Bonuses shall be paid at the same time or times that Parent or the Surviving Company pay annual bonuses in respect of the 2019 performance period to similarly situated employees of Parent or its Subsidiaries, but in no event later than December 31, 2019. Following the Effective Time, Parent shall or shall cause the Surviving Company to honor all Company Plans (other than those providing for long term incentive opportunities), in accordance with their terms, provided, that, effective as of September 30, 2019, the Continuing Employees then participating in the Company’s annual cash bonus plan shall cease participation therein, and such Continuing Employees shall thereafter commence participation in Parent’s annual cash bonus plan.

(d)                                 Parent shall or shall cause the Surviving Company or its Affiliates to use commercially reasonable efforts to waive, or cause its insurance carriers to waive, all pre-existing conditions, exclusions or waiting periods that could otherwise apply to any Continuing Employee under the benefit plans provided for such Continuing Employee following the Closing, except to the extent such conditions, exclusions or waiting periods were applicable to the Continuing Employee prior to the Effective Time.  With respect to the plan year during which the Effective Time occurs, Parent shall use commercially reasonable efforts to provide each Continuing Employee with credit for deductibles and out-of-pocket requirements paid prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any Parent plan in which such Continuing Employee is eligible to participate following the Closing Date.

(e)                                  From and after the Closing Date, Parent shall or shall cause the Surviving Company or its Affiliates to provide credit to Continuing Employees for their service recognized by the Company and the Company Subsidiaries as of the Effective Time for purposes of eligibility, vesting, benefits, continuous service, determination of service awards, vacation, paid time off, and severance entitlements to the same extent and for the same purposes as such service was credited under the Company Plans, provided, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits.

(f)                                   The then-current purchase period under the ESPP (the “Current Purchase Period”) will end on June 28, 2019; provided, that if the Effective Time is prior to June 28, 2019, the Company will end the Current Purchase Period on a specified trading day occurring at least ten (10) days prior to the date on which the Effective Time occurs; (ii) the Company shall cause each ESPP participant’s accumulated contributions under the ESPP to be used to purchase Shares in accordance with the ESPP as of the end of the Current Purchase Period; and (iii) in all events, the Company shall terminate the ESPP prior to the Effective Time.  Promptly after the date hereof, the Company shall take all actions reasonably necessary to limit any increase of any participant’s contribution rate in the ESPP and shall not permit new employees to enroll in the ESPP.

(g)                                  The provisions of this Section 5.7 are solely for the benefit of the Parties to this Agreement, and no Continuing Employee, or any other employee of the Company, Parent, the Surviving Company or any respective Affiliate thereof (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement, and no provision of this Section 5.7 shall create such rights in any such persons.  Nothing herein shall (i) create any right in any employee, including any Continuing Employee to continued employment by the Company, Parent, the Surviving Company, or any respective Affiliate thereof or (ii) require the Company, Parent, the Surviving Company, or any respective Affiliate thereof to continue any Company Plan or prevent the amendment, modification or termination of any Company Plan after the Effective Time. Nothing in this Section 5.7 or elsewhere in this Agreement shall be construed as an amendment to any benefit plan of the Company, the Surviving Company or any respective Affiliate.

5.8                               Expenses.  Except as otherwise provided in Sections 5.3 and 7.5, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the Party incurring such expense.

5.9                               Indemnification; Directors’ and Officers’ Insurance.  (a) For a period of six (6) years from and after the Effective Time, Parent shall, and shall cause the Surviving Company to indemnify and hold harmless each present and former director and officer of the Company determined as of the Effective Time (the “Indemnified Parties”), against any costs or expenses (including reasonable and documented attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby)), arising out of the fact that such Indemnified Party is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another Person prior to the Effective Time, in each case, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under Maryland Law, any applicable indemnification agreement in effect on the date of this Agreement (and made available to Parent prior to the date of this Agreement) to which such Person is a party, the Company Charter or Company Bylaws in effect on the date of this Agreement to indemnify such Person (and Parent and the Surviving Company shall also advance expenses as incurred in the defense of any Proceedings with respect to the matters subject to indemnification pursuant to this Section 5.9(a) to the fullest extent permitted under applicable Law; provided, that the Person to whom expenses are advanced shall provide an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification). In the event of any Proceeding pursuant to which any Person may claim indemnification pursuant to this Section 5.9(a), (i) the Surviving Company may (at its option) control the defense thereof and (ii) the Indemnified Party shall not settle, compromise or consent to the entry of any judgment in such Proceeding without the prior written consent of the Surviving Company (such consent not to be unreasonably withheld, conditioned or delayed).  Parent shall ensure that the organizational documents of the Surviving Company shall, for a period of six (6) years from and after the Effective Time, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of the Company and the Company Subsidiaries than are presently set forth in the Company Charter and Company Bylaws. Any right of indemnification of an Indemnified Party pursuant to this Section 5.9 shall not be amended, repealed or otherwise modified at any time in a manner that would adversely affect the rights of such Indemnified Party as provided herein.

(b)                                 Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Company as of the Effective Time to, obtain and fully pay for “tail” insurance policies with a claims period of at least six (6) years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance, employment practices liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least as favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however that in no event shall the Company expend for such policies an annual premium amount in excess of three hundred percent (300%) of the last annual premium paid by the Company for such insurance prior to the date of this Agreement.  If the Company for any reason fails to obtain such “tail” insurance policies as of the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, continue to maintain in effect for a period of at least six (6) years from and after the Effective Time the D&O Insurance in place as of the date of this Agreement with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Company shall, and Parent shall cause the Surviving Company to, purchase comparable D&O Insurance for such six (6) year period with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement; provided, however, that in no event shall the Company expend, or Parent or the Surviving Company be required to expend for such policies, an annual amount in excess of three hundred percent (300%) of the last annual premium paid by the Company for such insurance prior to the date of this Agreement; and, provided, further, that if the premium for such insurance coverage exceeds such amount, the Surviving Company shall obtain a policy with the greatest coverage available for a cost not exceeding such amount. If Parent or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case proper provisions shall be made so that the successors and assigns of Parent shall assume all of the obligations of Parent set forth in this Section 5.9.

(c)                                  The provisions of this Section 5.9 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives.  The rights of each Indemnified Party under this Section 5.9 shall be in addition to any rights such individual may have under Maryland Law or, subject to any limitations contained therein, any applicable indemnification agreement to which such Person is a party in effect on the date of this Agreement (and made available to Parent prior to the date of this Agreement), the Company Charter or the Company Bylaws.

(d)                                 Neither Parent nor the Surviving Company shall settle, compromise or consent to the entry of any judgment in any threatened or actual proceeding for which indemnification has been sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such proceeding or such Indemnified Party otherwise consents in writing (such consent not to be unreasonably withheld or delayed) to such settlement, compromise or consent.

(e)                                  Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of the Company Subsidiaries for any of their respective directors or officers, it being understood and agreed that the indemnification provided for in this Section 5.9 is not prior to or in substitution for any such claims under such policies.

5.10                        Takeover Statute.  The Company and the Company Board shall use their reasonable best efforts to take all action necessary or reasonably appropriate to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement or the transactions contemplated hereby. If any state takeover statute or similar statute or regulation becomes applicable to this Agreement or the transactions contemplated hereby, the Company and the Company Board shall take all action necessary or appropriate to render such statute or regulation inapplicable to the transactions contemplated hereby and to ensure that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement.

5.11                        Control of the Company’s Operations.  Nothing contained in this Agreement shall give Parent directly or indirectly, rights to control or direct the operations of the Company prior to the Acceptance Time.  Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.  Nothing in this Section 5.11 shall limit or affect Parent’s rights under Section 5.1.

5.12                        Section 16(b).  Prior to the Acceptance Time, the Company shall use reasonable best efforts to take such further actions, if any, as may be necessary or appropriate to ensure that the dispositions of equity securities of the Company (including derivative securities) pursuant to the transactions contemplated by this Agreement by any officer or director of the Company who is subject to Section 16 of the Exchange Act are exempt under Rule 16b-3 promulgated under the Exchange Act.

5.13                        Merger Sub Actions.  Promptly following the execution and delivery of this Agreement by the Parties, Parent, as sole stockholder of Merger Sub, shall adopt this Agreement and approve the Merger, in accordance with Maryland Law, by written consent. Parent will take all actions necessary to (a) cause Merger Sub to perform its obligations under this Agreement and to consummate the Offer and the Merger on the terms and conditions set forth in this Agreement and (b) ensure that, prior to the Acceptance Time, Merger Sub shall not conduct any business or make any investments other than as specifically contemplated by this Agreement, or incur or guarantee any indebtedness.

5.14                        Stockholder Litigation.  Each Party shall notify the other Party, in writing and promptly after acquiring knowledge thereof, of any pending or threatened Proceeding related to this Agreement, the Offer, the Merger or the other transactions contemplated hereby that is brought against such Party, its Subsidiaries and/or any of their respective directors or officers and shall keep the other Party reasonably informed on a reasonably current basis with respect to the status thereof.  The Parties agree to cooperate in the defense and settlement of any such litigation, and the Company shall not settle or enter into any negotiations for settlement of any such Proceeding without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed).  Without limiting in any way the Parties’ obligations under Section 5.3, each of the Company and Parent shall, and shall cause their respective Subsidiaries to, cooperate in the defense or settlement of any Proceeding contemplated by this Section 5.14 and the Company will give Parent a reasonable opportunity to participate in the defense of, and consider in good faith Parent’s advice with respect to, such Proceeding.

5.15                        Rule 14d-10(d) Matters.  Prior to the Acceptance Time and to the extent permitted by Law, the Company (acting through the Company Board, its compensation committee or its “independent directors” as defined by Rule 5605(a)(2) of the NASDAQ Listing Rules, to the extent required) will take all such steps as may be required to cause each agreement, arrangement or understanding that has been or will be entered into by the Company or its Subsidiaries with any of its officers, directors or employees pursuant to which compensation, severance or other benefits is paid to such officer, director or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to otherwise satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act. Parent and its counsel shall be given a reasonable opportunity to review and comment on any resolutions proposed for adoption by the Company Board or its compensation committee in connection with this Section 5.15 prior to their adoption.

5.16                        Warrants.  In accordance with Section 8 of the Warrant Agreement, the Company shall send a written notice to each holder of Warrants no later than ten (10) days prior to the Closing, advising such holders of this Agreement and the Merger.

5.17                        Payoff Documentation.  The Company shall use reasonable best efforts to cause the lenders in respect of all Indebtedness for borrowed money of the Company and the Company Subsidiaries under the agreements set forth on Section 5.17 of the Company Disclosure Letter to deliver, at least three (3) Business Days prior to the Closing, a customary “payoff letter” in draft form providing, upon receipt of the applicable payoff amounts, (a) that such Indebtedness shall have been repaid in full and (b) if such Indebtedness is secured, for the release of all Liens held by or on behalf of such lenders in respect of the properties and assets of the Company and the Company Subsidiaries.

ARTICLE VI

CONDITIONS

6.1                               Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each Party to effect the Merger is subject to the satisfaction or waiver (if permissible under applicable Law) at or prior to the Closing of each of the following conditions:

(a)                                 Merger Sub shall have accepted for payment, or caused to be accepted for payment, all shares of Common Stock validly tendered (and not withdrawn) in the Offer; and

(b)                                 no Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Judgment which is then in effect and has the effect of making the Offer or the Merger illegal or otherwise prohibiting the consummation of the Merger.

ARTICLE VII

TERMINATION

7.1                               Termination by Mutual Consent.  This Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time by mutual written consent of each of Parent and the Company by action of their respective boards of directors.

7.2                               Termination by Either Parent or the Company.  This Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Acceptance Time by either Parent or the Company if:

(a)                                 the Merger shall not have been consummated by the Outside Date; provided, that the right to terminate this Agreement pursuant to this Section 7.2(a) shall not be available to any Party that has breached in any material respect its obligations under this Agreement in any manner that shall have been the primary cause of the failure of the Merger to be consummated by the Outside Date; or

(b)                                 any court or Governmental Entity of competent jurisdiction shall have enacted, issued or entered any Law or Judgment or taken any other action permanently restraining, enjoining or otherwise prohibiting (i) prior to the Acceptance Time, the acceptance for payment of, or payment for, shares of Common Stock pursuant to the Offer or (ii) prior to the Effective Time, consummation of the Merger, and in either case such Judgment or other action shall have become final and non-appealable; provided that the Party seeking to terminate this Agreement pursuant to this Section 7.2(b) shall have complied in all material respects with its obligations under Section 5.3(e); provided, further, that the right to terminate this Agreement under this Section 7.2(b) shall not be available to a Party if the issuance of such final, non-appealable Judgment was primarily due to the failure of such Party, and in the case of Parent, including the failure of Merger Sub, to perform, in all material respects, its obligations under this Agreement.

7.3                               Termination by the Company.  This Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Acceptance Time by the Company if:

(a)                                 Parent or Merger Sub shall have breached or failed to perform in any material respect any of its representations or warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (i) would reasonably be expected to prevent or materially delay the consummation of the Offer or the Merger and (ii) cannot be cured on or before the Outside Date or, if curable in such time frame, is not cured by Parent prior to the earlier of (A) thirty (30) days following written notice to Parent from the Company of such breach or failure and (B) the date that is three (3) Business Days prior to the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.3(a) if the Company has materially breached any of its covenants, agreements, representations or warranties contained in this Agreement, which breach has not been cured;

(b)                                 (i) the Company Board authorizes the Company, to the extent permitted by and subject to complying with the terms of Section 5.2, to enter into a Company Alternative Acquisition Agreement with respect to a Company Superior Proposal that did not result from a breach of Section 5.2(a), (ii) concurrently with the termination of this Agreement, the Company, subject to complying with the terms of Section 5.2, enters into a Company Alternative Acquisition Agreement providing for a Company Superior Proposal that did not result from a breach of Section 5.2(a) and (iii) prior to or concurrently with such termination, the Company pays (or causes to be paid) to Parent in immediately available funds the fees required to be paid pursuant to Section 7.5; or

(c)                                  Merger Sub (or Parent on Merger Sub’s behalf) shall have failed to (i) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within the period specified in Section 1.1(a); provided, that, the Company may not terminate this Agreement pursuant to this Section 7.3(c)(i) unless it has given not less than five (5) Business Days’ prior written notice of such termination to Parent and Parent shall not have commenced the Offer within such five (5) Business Day period, (ii) accept for payment all shares of Common Stock validly tendered (and not validly withdrawn) pursuant to the Offer within the period specified in Section 1.1(b) or (iii) purchase all shares of Common Stock validly tendered (and not validly withdrawn) as of the expiration of the Offer (as may be extended) within the period specified in Section 1.1(b), in the case of clause (ii) and (iii) if all Offer Conditions shall have been satisfied (other than those that by their nature are to be satisfied at the Acceptance Time).

7.4                               Termination by Parent.  This Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Acceptance Time by Parent if:

(a)                                 the Company Board shall have made a Company Change in Recommendation; or

(b)                                 there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that any condition set forth in clause (c)(ii), clause (c)(iii) or clause (c)(iv) of Annex I would not be satisfied and such breach or failure to be true is not curable or, if curable, is not cured prior to the earlier of (i) thirty (30) days following written notice to the Company from Parent of such breach or failure and (ii) the date that is three (3) Business Days prior to the Outside Date; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.4(b) if Parent is then in material breach of any of its representations, warranties, covenants or agreements under this Agreement, which breach has not been cured.

7.5                               Termination Fee.

(a)                                 If this Agreement is terminated (i) by Parent pursuant to Section 7.4(a) (Company Change in Recommendation) or (ii) by the Company pursuant to Section 7.3(b) (Termination for Superior Proposal), then the Company shall, within two (2) Business Days after such termination in the case of clause (i) or concurrently with such termination in the case of clause (ii), pay Parent a fee equal to $21,000,000 (the “Termination Fee”), by wire transfer of immediately available funds to an account designated by Parent.

(b)                                 If (i) this Agreement is terminated by Parent or the Company pursuant to Section 7.2(a) (Outside Date) or by Parent pursuant to Section 7.4(b) (Company Breach) (solely as a result of the Company’s breach of any agreement or covenant to be performed or complied with by it under this Agreement) or otherwise terminated at a time when Parent could terminate pursuant to Section 7.2(a) (Outside Date) or Section 7.4(b) (Company Breach) (solely as a result of the Company’s breach of any agreement or covenant to be performed or complied with by it under this Agreement), (ii) prior to such termination referred to in clause (i) of this sentence, but after the date of this Agreement, a Company Acquisition Proposal shall have been publicly made to the Company, shall have become publicly known or shall have been made directly to the Company’s stockholders (whether or not conditional), and, in each case, not publicly withdrawn, and (iii) within twelve (12) months after the date of such termination of this Agreement, the Company enters into a definitive agreement with respect to any Company Acquisition Proposal and any such Company Acquisition Proposal is subsequently consummated, then the Company shall pay the Termination Fee to Parent, by wire transfer of immediately available funds to an account designated by Parent, concurrently with such consummation, as applicable; provided, that solely for purposes of this Section 7.5(b), the term “Company Acquisition Proposal” shall have the meaning assigned to such term in Section 5.2(d), except that the references to “twenty percent (20%) or more” shall be deemed to be references to “fifty percent (50%) or more”.  In no event shall the Company be required to pay the Termination Fee on more than one occasion.

7.6                               Effect of Termination and Abandonment.

(a)                                 In the event of termination of this Agreement and the abandonment of the Offer or the Merger pursuant to this Article VII, this Agreement (other than as set forth in this Section 7.6 and in Section 8.1) shall become void and of no effect with no liability on the part of any Party (or of any of its respective Representatives); provided, that no such termination shall relieve any Party from any liability for fraud or Willful Breach of this Agreement prior to such termination.  For purposes of this Agreement, the term “Willful Breach” means a deliberate act or a deliberate failure to act, taken or not taken with the actual knowledge that such act or failure to act would, or would reasonably be expected to, result in or constitute a material breach of this Agreement, regardless of whether breaching was the object of the act or failure to act.

(b)                                 Each Party acknowledges that the agreements contained in this Section 7.6 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, no Party would have entered into this Agreement; accordingly, if the Company fails to pay promptly the amount due pursuant to Section 7.5 (any such amount due, a “Payment”), and, in order to obtain such Payment, Parent commences a suit which results in a judgment against the Company for the applicable Payment, or any portion thereof, the Company shall pay to Parent its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the Payment and the amount of such costs and expenses at the prime rate in effect on the date such Payment was required to be paid from such date through the date of full payment thereof.  Notwithstanding anything to the contrary in this Agreement, the Parties hereby acknowledge that in the event that the Termination Fee and the other amounts described in this Section 7.6(b) become payable and are paid by the Company in full pursuant to Section 7.5, the payment of the Termination Fee and such other amounts shall be Parent’s and Merger Sub’s sole and exclusive remedy for monetary damages under this Agreement, other than in the case of fraud.

ARTICLE VIII

MISCELLANEOUS AND GENERAL

8.1                               Survival.  This Article VIII and the agreements of the Company, Parent and Merger Sub contained in Section 5.8 (Expenses) and Section 5.9 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Merger.  This Article VIII (other than Section 8.2 (Modification or Amendment), Section 8.3 (Waiver) and Section 8.14 (Assignment)) and the agreements of the Company, Parent and Merger Sub contained in Section 5.4(b) (Access, Consultation), Section 5.8 (Expenses), Section 7.6 (Effect of Termination and Abandonment) and the Confidentiality Agreement shall survive the termination of this Agreement.  All other representations, warranties, covenants and agreements in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the consummation of the Merger or the termination of this Agreement.  This Section 8.1 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time. Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall impair any parties’ right to assert a claim for fraud.

8.2                               Modification or Amendment.  Subject to the provisions of applicable Law, at any time prior to the Effective Time, this Agreement (including any Schedule hereto) may be amended, modified or supplemented in writing by the Parties, by action of the boards of directors of the respective Parties; provided, however, that, after the Acceptance Time, there shall be no amendment that decreases the Offer Price or the Merger Consideration.

8.3                               Waiver.  (a) Any provision of this Agreement may be waived prior to the Effective Time if, and only if, such waiver is in writing and signed by the Party against whom the waiver is to be effective.

(b)                                 No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  Except as otherwise herein provided, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

8.4                               Counterparts; Effectiveness.  This Agreement may be executed in any number of counterparts (including by facsimile or by attachment to electronic mail in portable document format (PDF)), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.

8.5                               Governing Law and Venue; Waiver of Jury Trial.

(a)                                 THIS AGREEMENT AND ANY DISPUTES ARISING UNDER OR RELATING TO THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF.  Notwithstanding the foregoing, the corporate and securities law matters contained in ARTICLE I and ARTICLE II, including matters relating to the filing of the Articles of Merger and the effects of the Merger, shall be governed by the MGCL or federal securities Laws, as applicable, and all matters relating to the duties of the Company Board shall be governed by and construed in accordance with the Laws of the State of Maryland without regard to the conflicts of law principles thereof to the extent that such principles would direct a matter to another jurisdiction.  Each of the Parties hereby irrevocably submits exclusively to the jurisdiction of the Chancery Courts of the State of Delaware (the “Chancery Court”), or if the Chancery Court declines jurisdiction, any other Delaware state court, and the federal courts of the United States of America, in each case, located in New Castle County in the State of Delaware (collectively, “Chosen Courts”) and hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts, and each of the Parties hereto irrevocably agrees that all claims relating to such action, suit or proceeding shall be heard and determined in such a state or federal court.  The Parties hereby consent to and grant any such court jurisdiction over the person of such Parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.6 or in such other manner as may be permitted by Law, shall be valid and sufficient service thereof. Notwithstanding anything herein to the contrary, each of the Parties hereto agrees that a final judgement rendered by a Chosen Court may be enforced in any court of competent jurisdiction.

(b)                                 EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY

CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.5.

8.6                               Notices.  Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (a) on the date sent by e-mail of a PDF document if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient (provided that such notice is also given by overnight delivery in accordance with clause (c)), (b) when delivered, if delivered personally to the intended recipient, and (c) one (1) Business Day later, if sent by overnight delivery via a national courier service (providing proof of delivery), and in each case, addressed to a Party at the following address for such Party:

if to Parent or Merger Sub

Jacobs Engineering Group Inc.
999 Bryan Street, Suite 1200
Dallas, TX 75201
Attention:	Michael Tyler, General Counsel
Email:	Michael.Tyler@jacobs.com

with copies to (which shall not constitute notice):

Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
Attention:	Christopher Ewan, Amber Meek
Email:	christopher.ewan@friedfrank.com
amber.meek@friedfrank.com

if to the Company

The KeyW Holding Corporation
7740 Milestone Parkway
Hanover, MD 21076
Attention:	Philip Luci, Jr., Executive Vice President & General Counsel
Email:	pluci@keywcorp.com

with copies to (which shall not constitute notice):

Weil, Gotshal & Manges LLP
767 Fifth Avenue

New York, NY 10153
Attention:	Frederick S. Green, Eoghan P. Keenan
Email:	Frederick.green@weil.com; Eoghan.keenan@weil.com

or to such other persons or addresses as may be designated in writing by the Party to receive such notice as provided above.

8.7                               Entire Agreement.  This Agreement (including any exhibits hereto, the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement, constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the Parties, with respect to the subject matter hereof.

8.8                               No Third Party Beneficiaries.  This Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, other than (a) as provided in Section 5.9 (Indemnification; Directors’ and Officers’ Insurance), (b) (i) solely if the Acceptance Time occurs, the rights of the Company’s stockholders that validly tendered (and did not withdraw) their Shares in the Offer to receive the Offer Price in respect of such Shares at the Acceptance Time or (ii) solely if the Effective Time occurs, the rights of the holders of Shares as of immediately prior to the Effective Time to receive the Merger Consideration in respect of such Shares which they are entitled to receive in accordance with Article I at the Effective Time, and (c) the right of the holders of awards under the Company Stock Plans to receive such consideration as provided for in Section 2.4 after the Closing.

8.9                               Obligations of Parent and of the Company.  Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action.  Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Company to cause such Subsidiary to take such action.

8.10                        Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.  If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision negotiated in good faith by the Parties shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not, subject to clause (a) above, be affected by such invalidity or unenforceability, except as a result of such substitution, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

8.11                        Interpretation.  (a) The table of contents and the Article, Section and paragraph headings or captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.  Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Where a reference in this Agreement is made to a Law, such reference shall be to such Law as amended from time to time, and if applicable, to any rules or regulations promulgated thereunder. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The word “or” when used in this Agreement is not exclusive.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The words “ordinary course of business” shall mean the ordinary course of business consistent with past practice. Documents shall be deemed to have been “provided” or “made available” to Parent if such documents have been posted to the Project Atom online data room hosted by Merrill at least one (1) Business Day prior to the date of this Agreement.  Except as required by Rule 14d-1(g)(3) promulgated by the SEC under the Exchange Act, when calculating the period of time before which, within which or following which any act is to be done or step taken, the date that is the reference date in beginning the calculation of such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.  All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.

(b)                                 The Parties have participated jointly in negotiating and drafting this Agreement.  In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

8.12                        Certain Definitions:  For the purposes of this Agreement:

(a)                                 An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

(b)                                 “Antitrust Laws” means the Sherman Antitrust Act, the Clayton Antitrust Act of 1914, the HSR Act and all other federal, state and foreign statutes, rules, regulations, orders, decrees and other Laws and Judgments that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or competition.

(c)                                  “Applicable Antitrust Laws” means the HSR Act, the Federal Trade Commission Act, the Sherman Antitrust Act, and the Clayton Antitrust Act of 1914 (and not, for the avoidance of doubt, any other Antitrust Law).

(d)                                 “Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York City.

(e)                                  “Code” means the Internal Revenue Code of 1986, as amended.

(f)                                   “Company Indenture” means the Indenture, dated July 21, 2014, between the Company and Wilmington Trust, National Association, as trustee, as supplemented by the First Supplemental Indenture, dated July 21, 2014 between the Company and Wilmington Trust, National Association, as trustee.

(g)                                  “Company Long-Term Incentive Shares” means any right to receive Shares upon achievement of price per Share targets that is set forth in an employment agreement with the Company or any of its Affiliates and is referred to therein as an award of “Long-Term Incentive Shares.”

(h)                                 “Company Material Adverse Effect” means any fact, circumstance, effect, change, event, state of facts, condition, occurrence or development (an “Effect”) that, individually or in the aggregate with all other Effects, materially adversely affects, or would reasonably be expected to materially adversely affect, the business, financial condition, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole, excluding any Effect to the extent that, either alone or in combination, it results from or arises out of (i) changes or conditions generally affecting the industries in which the Company and any of its Subsidiaries operate, except to the extent such Effect has a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to others in such industries in respect of the business conducted in such industries, (ii) changes in economic or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction, except to the extent such Effect has a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to others in the industries in which the Company and any of its Subsidiaries operate in respect of the business conducted in such industries, (iii) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been, or is reasonably expected to be, a Company Material Adverse Effect, to the extent permitted by the other prongs of this definition), (iv) the execution and delivery of this Agreement or the public announcement or pendency of the transactions contemplated hereby, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of the Company Subsidiaries with employees, labor unions, customers, suppliers or partners (provided that this clause (iv) shall not apply to Section 3.5), (v) any change, in and of itself, in the market price or trading volume of the Company’s securities or in its credit ratings (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been, or is reasonably expected to be, a Company Material Adverse Effect, to the extent permitted by the other prongs of this definition), (vi) any change in applicable Law, regulation or GAAP (or authoritative interpretation thereof) after the date hereof, except to the extent such Effect has a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to others in the industries in which the Company and any of its Subsidiaries operate in respect of the business conducted in such industries, (vii) changes in geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, except to the extent such Effect has a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to others in the industries in which the Company and any of its Subsidiaries operate in respect of the business conducted in such industries, (viii) any hurricane, tornado, flood, earthquake or other natural disaster, except to the extent such Effect has a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to others in the industries in which the Company and any of its Subsidiaries operate in respect of the business conducted in such industries, (ix) any litigation arising from allegations of a breach of fiduciary duty or other violation of applicable Law relating to this Agreement or the transactions contemplated hereby or (x) any taking of any action not required by this Agreement at the express written request of Parent or Merger Sub.

(i)                                     “Company Notes” means the 2.50% Convertible Senior Notes due 2019 issued pursuant to the Company Indenture.

(j)                                    “Company Option” means an option to purchase one or more Shares that is granted under any Company Stock Plan.

(k)                                 “Company Property” means the real property leased or subleased by the Company or any of its Subsidiaries, in each case, as tenant, together with, to the extent leased or subleased by the Company or any of its Subsidiaries, all buildings and other structures, facilities, fixtures or improvements located thereon.

(l)                                     “Company PSU” means any award of the right to receive Shares that is subject to vesting restrictions based on performance and granted under any Company Stock Plan, other than Company Long-Term Incentive Shares.

(m)                             “Company Restricted Stock Award” means an award of Shares that are subject to restrictions and to a risk of forfeiture that is granted under any Company Stock Plan.

(n)                                 “Company RSU” means any award of the right to receive Shares that is subject to vesting restrictions based on continuing service and granted under any Company Stock Plan.

(o)                                 “Company Stock Plans” means The KeyW Holding Corporation 2008 Stock Incentive Plan, The KeyW Holding Corporation 2009 Stock Incentive Plan, The KeyW Holding Corporation Amended and Restated 2013 Stock Incentive Plan, The KeyW Holding Corporation Long-Term Incentive Plan and the stock plans set forth in exhibits to certain employment agreements with current and former Company executives.

(p)                                 “Computer Software” means all software, including source code and object code, computer programs and related data and databases.

(q)                                 “Confidentiality Agreement” means the confidentiality agreement entered into between Company and Parent on February 14, 2019.

(r)                                    “Consent” means any authorization, consent, approval, clearance, waiver, Permit or order.

(s)                                   “Contract” means any contract, lease, license, indenture, note, bond, agreement, concession, franchise, letter of intent, memorandum of understanding or other instrument (each, excluding any Company Plan), whether written or oral.

(t)                                    “Environmental Claim” means any suit, order, demand, directive, claim, lien, investigation, proceeding or administrative, regulatory or judicial action alleging liability or noncompliance with or violation of any Environmental Laws.

(u)                                 “Environmental Laws” means any Law concerning or relating to pollution or protection of the environment or natural resources, or protection of human health and safety as related to exposure to any harmful or deleterious substances.

(v)                                 “GAAP” means United States generally accepted accounting principles in effect from time to time.

(w)                               “Government Bid” means any quotation, bid or proposal made by the Company, as applicable, or any Company Subsidiary for the sale of goods or the provision of services, which, if accepted or awarded, would lead to a Government Contract with a Governmental Entity, or a prime contractor or a higher-tier subcontractor to a Governmental Entity. For purposes of clarity, a quotation, bid or proposal related or with respect to a Government Task Order shall not constitute a separate Government Bid for purposes of this definition, but shall be part of the Government Bid to which it relates.

(x)                                 “Government Contract” means any prime Contract, subcontract, basic ordering agreement, blanket purchase agreement, contract awarded under the Federal Supply Schedule program, letter agreement, grant, cooperative agreement, other transaction authority agreement, or other commitment or funding vehicle between the Company or any Company Subsidiary and (a) a Governmental Entity, (b) any prime contractor to a Governmental Entity in its capacity as a prime contractor or (c) any subcontractor with respect to any contract described in clause (a) or (b). A Government Task Order shall not constitute a separate Government Contract for purposes of this definition, but shall be part of the Government Contract to which it relates.

(y)                                 “Government Task Order” means any purchase order, delivery order, or task order under a Government Contract.

(z)                                  “Governmental Entity” means any federal, national, state, county, municipal, provincial or local, whether domestic or foreign, government (or political subdivision thereof) or any court of competent jurisdiction, administrative agency, division or commission or other governmental authority or instrumentality, whether domestic, foreign or supranational, and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any arbitrator.

(aa)                          “HSR Act” means Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

(bb)                          “Hazardous Materials” means any substance, material or waste that is listed, defined or otherwise characterized as “hazardous”, “toxic”, “radioactive” or a “pollutant”, or “contaminant” or terms of similar meaning or effect under any Environmental Law, including petroleum or its by-products, asbestos, polychlorinated biphenyls, and poly- and perfluoroalkyl substances.

(cc)                            “Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person (including the principal amount thereof, any accrued interest, premiums, penalties, make-whole payments, fees (including prepayment and termination fees) and other costs and expenses related thereto), (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all capitalized lease obligations of such Person or obligations of such Person to pay the deferred and unpaid purchase price of property and equipment, (iv) all obligations of such Person pursuant to securitization or factoring programs or arrangements, (v) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person (other than any guarantee by the Company or any wholly owned Company Subsidiary with respect to Indebtedness of the Company or any wholly owned Company Subsidiary), (vi) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations or property of others, (vii) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination) or (viii) letters of credit, bank guarantees, and other similar contractual obligations entered into by or on behalf of such Person.

(dd)                          “Intellectual Property Rights” means all (i) patents, patent applications, and invention disclosures; (ii) trademarks, trade names, service marks, brand names, trade dress, domain names, and other indicia of origin, including the goodwill associated therewith, (iii) copyrights, works of authorship and mask works, (iv) trade secrets and confidential or proprietary information, (v) information, compositions, methods, techniques, tools, specifications, designs, data, databases, compilations, processes, methods, inventions, algorithms, schematics, technology, software, interfaces, development tools, know-how, documentation and other intellectual property rights and (vi) rights under any registrations or applications for registration of any of the foregoing.

(ee)                            “Judgment” means any judgment, order, injunction, ruling, writ award or decree of any Governmental Entity;

(ff)                              The “Knowledge” of any Person means the actual knowledge of any of the Persons set forth on Section 8.12(ff) of the Company Disclosure Letter.

(gg)                            “Law” means any federal, state, local, foreign or transnational law, statute, ordinance, common law, regulation, ruling, writ, award, rule, Judgment, or decree or other similar requirement, in each case, of any Governmental Entity.

(hh)                          “Liens” means pledges, liens, claims, charges, mortgages, deeds of trust, rights of first offer or first refusal, options, encumbrances and security interests of any kind or nature whatsoever (collectively, with covenants, conditions, restrictions, easements, encroachments, any conditional sale or title retention agreements or other third party rights or title defect of any kind or nature whatsoever).

(ii)                                  “Material Trade Secrets” means any material trade secrets owned or purported to be owned by the Company or any of the Company Subsidiaries.

(jj)                                “NASDAQ” means the NASDAQ Global Select Market.

(kk)                          “Parent Material Adverse Effect” means any change, effect or circumstance that would reasonably be expected to prevent or materially impair or materially delay the ability of Parent to consummate the Merger and the other transactions contemplated by this Agreement prior to the Outside Date.

(ll)                                  “Permits” means governmental franchises, licenses, permits, authorizations, variances, exemptions, orders, registrations, clearances and approvals.

(mm)                  “Permitted Liens” means (i) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and as to which appropriate reserves have been recorded in the Company’s financial statements, (ii) Liens for amounts not yet due and payable arising in the ordinary course of business in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar Liens, (iii) Liens affecting the interest of the grantor of any easements benefiting owned real property and Liens of record attaching to real property, fixtures or leasehold improvements, in each case, that would not, individually or in the aggregate, reasonably be expected to impair, in any material respect, the continued use and operation of the assets to which they relate in the business of such entity and its Subsidiaries as presently conducted or the value of the assets to which they relate, (D) Liens specifically reflected in the Company Balance Sheet, (E) Liens, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, rights-of-way, covenants, restrictions, and other similar matters that were not created in anticipation of the transactions contemplated by this Agreement and that would not, individually or in the aggregate, reasonably be expected to impair, in any material respect, the continued use and operation of the assets to which they relate in the business of such entity and its Subsidiaries as presently conducted or the value of the assets to which they relate, and (F) any license, covenant or other right to or under Intellectual Property Rights.

(nn)                          “Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

(oo)                          “Proprietary Software” means all material computer software owned, or purported to be owned, by the Company or any of the Company Subsidiaries.

(pp)                          “Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or within or from any building, structure, facility or fixture.

(qq)                          “SEC” means the Securities and Exchange Commission.

(rr)                                “Securities Act” means the Securities Act of 1933, as amended.

(ss)                              “SOX” means the Sarbanes-Oxley Act of 2002, as amended.

(tt)                                “Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing Person or body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

(uu)                          “Tax Return” means all Tax returns, declarations, statements, reports, claims for refund, schedules, forms and information returns, any amended Tax return and any other document filed or required to be filed with a taxing authority relating to Taxes, including any schedule, information statement or attachment thereto, and including any amendment thereof.

(vv)                          “Taxes” means all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, escheat or unclaimed property, property, withholding, excise, production, value added, occupancy and other taxes of any kind or other like assessments or charges, in each case that is imposed by a Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

(ww)                      “Treasury Regulations” means the regulations in force as final or temporary that have been issued by the U.S. Department of Treasury pursuant to its authority under the Code and any successor regulations.

(xx)                          “Warrant Agreement” shall mean the Warrant to Purchase Common Stock issued by the Company, dated as of November 26, 2012.

(yy)                          “Warrants” means the warrants issued pursuant to the Warrant Agreement, each such Warrant evidencing the right of the holder thereof to purchase one Share.

8.13                        Transfer Taxes.  Except as otherwise provided in Section 2.2(c), all transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) imposed with respect to the transfer of Common Stock in connection with the Merger shall be paid by Parent and Merger Sub when due.

8.14                        Assignment.  This Agreement shall not be assignable by operation of Law or otherwise by any Party without the prior written consent of the other Parties; provided, that (a)

Parent may designate, prior to the Effective Time, by written notice to the Company, another Subsidiary to be a party to the Merger in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Subsidiary (except with respect to representations and warranties made herein with respect to Merger Sub as of the date of this Agreement) and all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall also be made with respect to such other Subsidiary as of the date of such designation and (b) Parent may assign its rights and obligations hereunder without consent to an Affiliate; provided, that, in each case, such assignment shall not relieve Parent of its obligations hereunder or otherwise enlarge, alter or change any obligation of any other Party hereto or due to Parent or, in the case of clause (a), such other Subsidiary. Any assignment in contravention of the preceding sentence shall be null and void.

8.15                        Specific Performance.  The Parties acknowledge and agree that irreparable damage would occur and that the Parties would not have any adequate remedy at Law if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor.  It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of the terms and provisions hereof in accordance with Section 8.5, without proof of actual damages (and each Party hereby waives any requirement for the security or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at Law or in equity.  The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy for any such breach or that the Company or Parent otherwise have an adequate remedy at law.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties hereto as of the date first written above.

THE KEYW HOLDING CORPORATION

By:	/s/ William J. Weber
Name: William J. Weber
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

JACOBS ENGINEERING GROUP INC.

By:	/s/ Steve Demetriou
Name: Steve Demetriou
Title: Chair and Chief Executive Officer

ATOM ACQUISITION SUB, INC.

By:	/s/ Terence Hagen
Name: Terence Hagen
Title: Executive Vice President

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Annex I

CONDITIONS TO THE OFFER

THE CAPITALIZED TERMS USED HEREIN HAVE THE MEANINGS SET FORTH IN THE AGREEMENT AND PLAN OF MERGER TO WHICH THIS ANNEX I IS ATTACHED

Merger Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC including Rule 14e-1(c) promulgated under the Exchange Act, pay for any validly tendered (and not validly withdrawn) shares of Common Stock pursuant to the Offer and may delay the acceptance for payment of or, subject to the restrictions referred to above, the payment for, any validly tendered (and not validly withdrawn) shares of Common Stock pursuant to the Offer, if (a) the Minimum Condition or the Termination Condition shall not have been satisfied at the Acceptance Time, (b) any waiting period under the HSR Act, has not expired or terminated at or prior to the Acceptance Time, or (c) any of the following conditions exist or has occurred and is continuing at the Acceptance Time:

(i)                                     any Governmental Entity of competent jurisdiction shall have enacted, issued or entered any Law or Judgment which is then in effect and has the effect of making the Offer or the Merger illegal or otherwise prohibiting, restraining or preventing the consummation of the Offer or the Merger;

(ii)                                  (A) the representations and warranties of the Company contained in the Agreement (except for the representations and warranties contained in Sections 3.1 (Organization, Good Standing and Qualification), 3.2(a)(iii) (Company Subsidiaries), 3.3(a) and the first two sentences of 3.3(b) (Capital Structure), 3.4 (Corporate Authority and Approval), 3.8(a) (Absence of Certain Changes) and 3.21 (Brokers and Finders)) shall not be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the date of the Agreement and at and as of immediately prior to the Acceptance Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except with respect to this clause (A) where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect; (B) the representations and warranties of the Company contained in Sections 3.1 (Organization, Good Standing and Qualification), 3.2(a)(iii) (Company Subsidiaries), 3.4 (Corporate Authority and Approval) and 3.21 (Brokers and Finders) shall not be true and correct in all material respects at and as of the date of the Agreement and at and as of immediately prior to the Acceptance Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); (C) the representations and warranties of the Company contained in Section 3.3(a) and the first two sentences of 3.3(b) (Capital Structure) shall not be true and correct in all respects, except for de minimis inaccuracies, at and as of the date of this Agreement and at and as of immediately prior to the Acceptance Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); and (D) the representations and warranties of the Company contained in Section 3.8(a) (Absence of Certain Changes) shall not be true and correct in all respects at and as of the date of this Agreement and

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at and as of immediately prior to the Acceptance Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(iii)                               the Company shall have breached or failed to perform or to comply with, in all material respects, the agreements and covenants to be performed or complied with by it under the Agreement on or prior to the Acceptance Time;

(iv)                              since the date of the Agreement, a Company Material Adverse Effect shall have occurred and shall be continuing as of the Expiration Date;

(v)                                 Parent shall not have received a certificate of the Company, executed by a duly authorized executive office thereof, dated as of the date of the Acceptance Time, certifying that the conditions set forth in subsections (c)(ii), (c)(iii) and (c)(iv) shall have been satisfied; or

(vi)                              the Company Board shall have withdrawn or modified (including by amendment of the Schedule 14D-9) in a manner adverse to Merger Sub the Company Recommendation or shall have made a Company Change in Recommendation.

The foregoing conditions, other than the Minimum Condition and the Termination Condition, may be waived by Parent or Merger Sub in writing in whole or in part at any time and from time to time in their sole discretion, in each case subject to the terms of the Agreement.  Any reference in this Annex I or the Agreement to a condition or requirement being satisfied shall be deemed to be satisfied if such condition or requirement is so waived.

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